

InnSuites
Hospitality Trust


13002761

# FISCAL ANNUAL REPORT 2013


InnSuites

# Graph Data

## Occupancy


70%
60%
50%
40%
30%
20%
10%
0%

| Fiscal Year | 2011 | 2012 | 2013 |
|---|---|---|---|
| Occupancy | 54.96% | 61.73% | 64.59% |

## Average Daily Rate (ADR)


$80
$70
$60
$50
$40
$30
$20
$10
$0

| Fiscal Year | 2011 | 2012 | 2013 |
|---|---|---|---|
| Average Daily Rate | $ 71.21 | $ 71.20 | $ 67.43 |

## Revenue per Available Suite (REV PAR)


$50
$40
$30
$20
$10
$0

| Fiscal Year | 2011 | 2012 | 2013 |
|---|---|---|---|
| REVPAR | $ 39.14 | $ 43.95 | $ 43.55 |

## Room, Food and Beverage Revenue


$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0

| Fiscal Year | 2011 | 2012 | 2013 |
|---|---|---|---|
| Room, F&B Revenue | $ 12,809,478 | $ 14,360,664 | $ 14,504,387 |

## Net Loss Per Share -Diluted


$0.00
-$0.05
-$0.10
-$0.15
-$0.20
-$0.25

| Fiscal Year | 2011 | 2012 | 2013 |
|---|---|---|---|
| Diluted Earnings | $ (0.23) | $ (0.13) | $ (0.12) |

## Dividends Per Share


$0.010
$0.008
$0.006
$0.004
$0.002
$0.000

| Fiscal Year | 2011 | 2012 | 2013 |
|---|---|---|---|
| Dividends | $ 0.01 | $ 0.01 | $ 0.01 |

## Fiscal 2013 Significant Events

- Occupancy increased 2.86% from 61.73% in fiscal year 2012 to 64.59% in fiscal year 2013.
- Total revenue without payroll reimbursement from related parties increased $141,000 from $14.8 million in fiscal year 2012 to $14.9 million in fiscal year 2013.
- InnSuites continues to improve our guest product, including free high capacity high speed internet, flat screen HDTV, Cloud 9 pillow-top beds and more, even during the down economy, which has resulted in increased market share at virtually all of our hotels. This improved product and service should continue to improve our profitability during the current 2014 fiscal year.
- Interest expense decreased by $565,000 from $1.53 million in fiscal year 2012 to $961,000 in fiscal year 2013.
- General and administrative expenses for the twelve months ended January 31, 2013 decreased $124,000 from the prior fiscal year.
- Operating results are reported after including non cash depreciation and amortization expense of $1.77 million to $1.85 million in the fiscal end of year 2012 and 2013 respectively.

## Operating Results

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| **Earnings** | | | |
| Operating Income (Loss) | $ (123,078) | $ 75,442 | $ (1,082,293) |
| Interest Expense | $ 961,709 | $ 1,527,507 | $ 1,588,760 |
| Non Cash Depreciation and Amortization Expense | $ 1,846,277 | $ 1,767,978 | $ 1,897,039 |
| Reported Net Loss | $ (1,006,145) | $ (1,078,741) | $ (2,007,691) |
| Reported Net Loss-per basic share | $ (0.12) | $ (0.13) | $ (0.23) |
| Reported Net Loss per diluted share | $ (0.12) | $ (0.13) | $ (0.23) |
| **Trust Data** | | | |
| Total Trust Revenue | $14,977,619 | $17,068,036 | $15,740,427 |
| Trust Assets | $26,281,962 | $27,382,258 | $27,935,098 |
| Dividends Paid per share | $ 0.01 | $ 0.01 | $ 0.01 |
| **Hotel Statistics** | | | |
| Average Daily Rate (ADR) | $ 67.43 | $ 71.20 | $ 71.21 |
| Occupancy | 64.59% | 61.73% | 54.96% |
| Revenue per Available Suite (REVPAR) | $ 43.55 | $ 43.95 | $ 39.14 |


InnSuites
Hospitality Trust

**Trust Shareholder Letter**
**Fiscal 2013**

Dear Fellow InnSuites Hospitality Trust Shareholders:

As the hospitality industry and the economy continue to recover, we are also seeing a recovery of InnSuites Hospitality Trust (IHT). During the fiscal year just ended, the Trust's focus in this improving environment has been to position for the future success by reinvesting heavily in the refurbishment and upgrading on our five Trust hotels.

The focal points for InnSuites Hospitality Trust for Fiscal Year 2013 just ended as well as Fiscal 2014, and beyond, are:

- Rebuilding profitability, with a vision of building on our hidden real estate asset strength
- Moving into additional profitable hospitality services, including growing our InnSuites Inndependent Boutique Collection (IBC) Hotel system which includes branding and reservations.
- Building occupancy followed by building rate as we emphasize sales.
- Continued tight cost control.
- Adding equity in compliance with NYSE: MKT requirements.

IHT welcomes Mr. Adam Remis, Chief Financial Officer with almost 20 years of combined accounting, audit, tax and technology consulting experience. Mr. Remis has primarily worked for Deloitte & Touché, American Express and Jefferson Wells. Mr. Remis has a Master of Science in Information Management from Arizona State University and a Bachelor of Science degree in Quantitative Economic Decision Sciences from the University of California, San Diego. He has been a CPA in Arizona since 1997 and he also holds a Certified Information Systems Auditor (CISA) certification from the Information Systems Audit and Controls Association (ISACA).

We would like to pay tribute and express our appreciation to the InnSuites Team that has efficiently worked long and hard. Pamela Barnhill, President, has added reservation and branding opportunity, James Green, Director of Operations, continues to bring disciplined cost control to our company. Adam Remis, Chief Financial Officer, has strengthened accounting systems. Marc Berg, Executive Vice President, has led cost-effective refinancing. James Wirth, Founder, Chairman and Chief Executive Officer, has focused the financial strength of the InnSuites system.

Trust leadership has focused on growing the business within a hotel industry climate that is increasingly tied to internet reservations. Internet-based marketing and services related to reservations and branding, are priorities. The operations of our hotels have historically provided solid cash flow when viewed before non-cash depreciation expense. We look forward to:

- Increased operational profitability, with increased efficiency and increased occupancy through internet reservations
- More efficient marketing with an emphasis on digital
- Average daily rate increases through focused intensive revenue management
- Reduction of labor expenses, through technology and advance scheduling
- Adding equity to our balance sheet

For Fiscal Year 2013, reported consolidated net loss before $1.7 million in non-cash depreciation was $1.075 million, up $370,000 from the prior year. In Fiscal Year 2013, our Revenues prior to Payroll Reimbursements from Related Parties increased by over $140,000 from Fiscal Year 2012.

The InnSuites Inndependent Boutique Hotel Collection (IBC) offers an opportunity to profitably fill a void in hotel branding and reservations. A major thrust in the online development of this strategic initiative is planned.

We appreciate the support of our dedicated, long term investors, employees and guests. The hotel industry historically cycles each 8 years based on supply and demand for hotel rooms. Based on history, the hotel industry looks especially attractive in the coming 3-4 years ahead due to long lead times to add capacity by building new hotels. With limited new supply on the horizon, plus rebound of hotel rooms and suites demand recovery is underway. InnSuites Hospitality Trust, with its strong hidden asset real estate base and solid branding is positioned to benefit from this anticipated industry recovery.

Sincerely,
InnSuites Hospitality Trust






| James F. Wirth | Pamela Barnhill | Adam Remis | Marc E. Berg |
|---|---|---|---|
| CEO | President & COO | CFO | EVP |

Certain matters within this letter may be discussed using forward-looking language as specified in the 1995 Private Securities Litigation Reform Act, and InnSuites Hospitality Trust intends that such forward-looking statements be subject to the safe-harbor created thereby. Certain statements in this Form 10-K, including statements containing the phrases "believes," "intends," "expects," "anticipates," "predicts," "projects," "will be," "should be," "looking ahead," "may" or similar words, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. We intend that such forward-looking statements be subject to the safe harbors created by such Acts. These forward-looking statements include statements regarding our intent, belief or current expectations, those of our Trustees or our officers in respect of (i) the declaration or payment of dividends; (ii) the leasing, management or operation of the Hotels; (iii) the adequacy of reserves for renovation and refurbishment; (iv) our financing plans; (v) our position regarding investments, acquisitions, developments, financings, conflicts of interest and other matters; (vi) our plans and expectations regarding future sales of hotel properties; and (vii) trends affecting our or any Hotel's financial condition or results of operations.

These forward-looking statements reflect our current views in respect of future events and financial performance, but are subject to many uncertainties and factors relating to the operations and business environment of the Hotels that may cause our actual results to differ materially from any future results expressed or implied by such forward-looking statements. Examples of such uncertainties include, but are not limited to:

- local, national or international economic and business conditions, including, without limitation, conditions that may, or may continue to, affect public securities markets generally, the hospitality industry or the markets in which we operate or will operate;
- fluctuations in hotel occupancy rates;
- changes in room rental rates that may be charged by InnSuites Hotels in response to market rental rate changes or otherwise;
- seasonality of our business;
- our ability to sell any of our Hotels at market value, listed sale price or at all;
- interest rate fluctuations;
- changes in governmental regulations, including federal income tax laws and regulations;
- competition;
- any changes in our financial condition or operating results due to acquisitions or dispositions of hotel properties;
- insufficient resources to pursue our current strategy;
- concentration of our investments in the InnSuites Hotels® brand;
- loss of membership contracts;
- real estate and hospitality market conditions;
- hospitality industry factors;
- the Trust's ability to remain listed on the NYSE MKT;
- effectiveness of the Trust's software program;
- our ability to meet present and future debt service obligations;
- our inability to refinance or extend the maturity of indebtedness at, prior to, or after the time it matures;
- terrorist attacks or other acts of war;
- outbreaks of communicable diseases;
- natural disasters;
- data breaches; and
- loss of key personnel.

We do not undertake any obligation to update publicly or revise any forward-looking statements whether as a result of new information, future events or otherwise. Pursuant to Section 21E(b)(2)(E) of the Securities Exchange Act of 1934, as amended, the qualifications set forth hereinabove are inapplicable to any forward-looking statements in this Form 10-K relating to the operations of the Partnership.

# Capitalization

| | End of Fiscal 2013 (January 31, 2013) | End of Fiscal 2012 (January 31, 2012) | End of Fiscal 2011 (January 31, 2011) |
|---|---|---|---|
| Market Capitalization | $14,405,356 | $18,572,942 | $11,110,818 |
| Closing Stock Price | $1.72 | $2.20 | $1.30 |
| Shares Outstanding | 8,375,207 | 8,442,238 | 8,546,783 |
| Shares Held by Officers & Trustees | 5,793,584 | 5,661,350 | 5,607,350 |
| Estimated Float | 2,581,623 | 2,780,888 | 2,939,433 |
| Class A Operating Partnership Units | 286,493 | 293,665 | 369,391 |
| (Convertible 1 for 1 into Trust Shares at Owner's option) | | | |
| Total Shares & Class A Convertible Units Shares Held | 8,661,700 | 8,735,903 | 8,916,174 |
| by Officers and Trustees | 5,793,584 | 5,661,350 | 5,607,350 |
| Class B Partnership Units all held by Officers and Trustees | 3,407,938 | 3,407,938 | 3,407,938 |
| (Convertible 1 for 1 into Trust Shares with Board of Trustees approval) | | | |
| Total Shares and Units | 12,110,220 | 12,143,841 | 12,324,112 |
| Implied Market Capitalization[1] | $20,829,578 | $26,716,450 | $16,021,346 |

(1) Not calculated in accordance with accounting principles generally accepted in the United States of America, but presented for shareholder information only.

# InnSuites Overview

InnSuites Hospitality Trust (the "Trust") is headquartered in Phoenix, Arizona and is an unincorporated Ohio business trust. The Trust, with its affiliated RRF Limited Partnership, a Delaware limited partnership (the "Partnership"), and InnSuites Hotels, Inc., a Nevada corporation ("InnSuites Hotels"), owns five hotels, provides management services for eight hotels, and provides trademark and reservation services for sixty-one hotels.

InnSuites Hotels and Suites and InnSuites Inndependent Boutique Collection (IBC) distinguish themselves by offering unique independent "Your Suite Choice Value" of "Studio InnSuites", "Two-room Executive/Family Suites", and romantic "Presidential Jacuzzi Suites." InnSuites creates extra value for all guests with free "InnSuites Extras," including complimentary healthy hot breakfast buffet, high capacity high speed internet, guest business center, afternoon social hour, in-room refrigerator, microwave, coffeemaker and more.

For reservations, call toll free 1-888-INNSUITES, 1-800-842-4242 or visit www.innsuites.com or www.ibchotel.com. For Trust investment information, visit www.innsuitestrust.com.

## PART I

Item 1. BUSINESS

INTRODUCTION TO OUR BUSINESS

InnSuites Hospitality Trust (the "Trust") is headquartered in Phoenix, Arizona and is an unincorporated Ohio real estate investment trust; however, the Trust is not a real estate investment trust for federal taxation purposes. The Trust, with its affiliates RRF Limited Partnership, a Delaware limited partnership (the "Partnership"), and InnSuites Hotels, Inc., a Nevada corporation ("InnSuites Hotels"), owns and operates five hotels, provides management services for eight hotels, and provides trademark license services for nine hotels. On January 31, 2013, the Trust owned a 72.04% sole general partner interest in the Partnership, which wholly-owned one InnSuites® hotels located in Tucson, Arizona, and together with the Trust controlled a 58.11% interest in another InnSuites® hotel located in Tucson, Arizona and controlled a 61.84% interest in a InnSuites® hotel located in Ontario, California. The Trust also owned a direct 99.9% interest in one InnSuites® hotel located in Yuma, Arizona and owned a direct 50.13% interest in one InnSuites® hotel located in Albuquerque, New Mexico (all five InnSuites® hotels are hereinafter referred to as the "Hotels"). InnSuites Hotels, a wholly-owned subsidiary of the Trust, provides management services for the Hotels and three hotels owned by affiliates of James F. Wirth, the Trust's Chairman and Chief Executive Officer. InnSuites Hotels also provides trademark and licensing services to the Hotels, three hotels owned by affiliates of Mr. Wirth and one unrelated hotel property. In addition, InnSuites Hotels provides reservations services for sixty-one unrelated hotel properties. The Trust has approximately 250 employees.

The Hotels have an aggregate of 843 hotel suites and operate as moderate and full-service hotels that apply a value studio and two-room suite operating philosophy formulated in 1980 by Mr. Wirth. The Trust owns and operates hotels as studio and two-room suite hotels that offer services such as free hot breakfast buffets and complimentary afternoon social hours plus amenities, such as microwave ovens, refrigerators, free high-speed hard wired and wireless internet access and coffee makers in each studio or two-room suite.

The Trust believes that a significant opportunity for revenue growth and profitability will arise from the skillful management of the Trust's Hotels or managed hotel properties for both increased occupancy and rates. The Trust's primary business objective is to maximize returns to its shareholders through increases in asset value and long-term total returns to shareholders. The Trust seeks to achieve this objective through participation in increased revenues from the Hotels as a result of intensive management and marketing of the InnSuites® hotels and the "InnSuites Boutique Hotel Collection" brands in the southwestern region of the United States. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Future Positioning" for a more detailed discussion of the Trust's strategic objectives.

The Trust has a single class of Shares of Beneficial Interest, without par value, that are traded on the NYSE MKT under the symbol "IHT." The Partnership has two outstanding classes of limited partnership interests, Class A and Class B, which are identical in all respects. However, each Class A Partnership unit is convertible, at the option of the Class A holder, into one newly-issued Share of Beneficial Interest of the Trust and each Class B Partnership unit is convertible, upon approval of the Board of Trustees of the Trust, into one newly-issued Share of Beneficial Interest of the Trust. The Partnership Agreement of the Partnership subjects both general and limited partner units to certain restrictions on transfer.

MANAGEMENT AND LICENSING CONTRACTS

The Trust directly manages the Hotels through the Trust's wholly-owned subsidiary, InnSuites Hotels. Under the management agreements, InnSuites Hotels manages the daily operations of the Hotels and the three hotels owned by affiliates of Mr. Wirth. Prior to February 1, 2012, InnSuites Hotels provided the personnel for the Hotels and the three hotels owned by affiliates of Mr. Wirth, the expenses of which were reimbursed at cost. This practice was ceased in fiscal year 2013. All Trust managed Hotel expenses, revenues and reimbursements among the Trust, InnSuites Hotels and the Partnership have been eliminated in consolidation. The management fees for the Hotels w set at 2.5% of room revenue and a monthly accounting fee of $2,000 per hotel. The management fees for the three hotels owned by affiliates of Mr. Wirth were set at 2.5% of room revenue and an annual accounting fee of $27,000, payable $1,000 per month with an additional payment of $15,000 due at year-end for annual accounting closing activities. These fees were discontinued with no material effect on the financial operating results of the Trust. These agreements have no expiration date and may be cancelled by either party with 90-days written notice or 30-days written notice in the event the property changes ownership.

The Trust also provides the use of the "InnSuites" trademark to the Hotels and the three hotels owned by affiliates of Mr. Wirth through the Trust's wholly-owned subsidiary, InnSuites Hotels. All such fees among InnSuites Hotels, the Trust and the

Partnership have been eliminated in consolidation. From January 1, 2012 through December 31, 2012, the fees received by InnSuites Hotels were equal to $10 per month per room for the first 100 rooms, and $2 per month per room for the number of rooms exceeding 100. As of January 1, 2013, these fees were discontinued.

MEMBERSHIP AGREEMENTS

InnSuites Hotels has entered into membership agreements with Best Western International, Inc. with respect to four of the Hotels. In exchange for use of the Best Western name, trademark and reservation system, the participating Hotels pay fees to Best Western International, Inc. based on reservations received through the use of the Best Western reservation system and the number of available suites at the participating Hotels. The agreements with Best Western have no specific expiration terms and may be cancelled by either party. Best Western requires that the participating hotels meet certain requirements for room quality, and the Hotels are subject to removal from its reservation system if these requirements are not met. The Hotels with third-party membership agreements received significant reservations through the Best Western reservation system. The Trust incurred $313,013 and $302,273 in total fees related to these agreements for the fiscal years ended January 31, 2013 and 2012, respectively.

COMPETITION IN THE HOTEL INDUSTRY

The hotel industry is highly competitive. The Trust expects the major challenge for fiscal year 2014 to be the overall economy and strong competition for all business in the markets in which the Trust operates, which may affect the Trust's ability to increase room rates while maintaining market share. Each of the Hotels experiences competition primarily from other mid-market hotels located in its immediate vicinity, but also competes with hotel properties located in other geographic markets. While none of the Hotels' competitors dominate any of the Trust's geographic markets, some of those competitors may have greater marketing and financial resources than the Trust.

Certain additional hotel property developments have recently been completed by competitors in a number of the Hotels' markets, and additional hotel property developments may be built in the future. Such hotel developments have had, and could continue to have, an adverse effect on the revenue of our Hotels in their respective markets.

The Trust has chosen to focus its hotel investments in the southwest region of the United States. The Trust has a concentration of assets in the southern Arizona market. In the markets in which the Trust operates, in particular, the Yuma, Arizona and Ontario, California markets, supply has increased during the past several years. In the Tucson, Arizona market, demand has increased during fiscal year 2013 based on an increase in tourism. Either an increase in supply or a decline in demand could result in increased competition, which could have an adverse effect on the revenue of our Hotels in their respective markets.

The Trust may also compete for investment opportunities with other entities that have greater financial resources. These entities also may generally accept more risk than the Trust can prudently manage. Competition may generally reduce the number of suitable future investment opportunities available to the Trust and increase the bargaining power of owners seeking to sell their properties.

REGULATION

The Trust is subject to numerous federal, state and local government laws and regulations affecting the hospitality industry, including usage, building and zoning requirements. A violation of any of those laws and regulations or increased government regulation could require the Trust to make unplanned expenditures which may result in higher operating costs. In addition, the Trust's success in expanding our hotel operations depends upon its ability to obtain necessary building permits and zoning variances from local authorities. Compliance with these laws is time intensive and costly and may reduce the Trust's revenues and operating income.

Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. In addition to ADA work completed to date, the Trust may be required to remove access barriers or make unplanned, substantial modifications to its Hotels to comply with the ADA or to comply with other changes in governmental rules and regulations, which could reduce the number of total available rooms, increase operating costs and have a negative impact on the Trust's results of operations.

In addition, our Hotels, like all real property, are subject to governmental regulations designed to protect the environment. If the Trust fails to comply with such laws and regulations, it may become subject to significant liabilities, fines and/or penalties, which could adversely affect its financial condition and results of operations.

The Trust is also subject to laws governing our relationship with employees, including minimum or living wage requirements, overtime, working conditions and work permit requirements. Additional increases to the state or federal minimum wage rate, employee benefit costs or other costs associated with employees could increase expenses and result in lower operating margins.

Lastly, the Trust collects and maintains information relating to its guests for various business purposes, including maintaining guest preferences to enhance the Trust's customer service and for marketing and promotional purposes. The collection and use of personal data are governed by privacy laws and regulations. Compliance with applicable privacy regulations may increase the Trust's operating costs and/or adversely impact its ability to service its guests and market its products, properties and services to its guests. In addition, non-compliance with applicable privacy regulations by the Trust (or in some circumstances non-compliance by third parties engaged by the Trust) could result in fines or restrictions on its use or transfer of data.

SEASONALITY OF THE HOTEL BUSINESS

The Hotels' operations historically have been seasonal. The three southern Arizona hotels experience their highest occupancy in the first fiscal quarter and, to a lesser extent, the fourth fiscal quarter. The second fiscal quarter tends to be the lowest occupancy period at those three southern Arizona hotels. This seasonality pattern can be expected to cause fluctuations in the Trust's quarterly revenues. The two hotels located in California and New Mexico historically experience their most profitable periods during the second and third fiscal quarters (the summer season), providing some balance to the general seasonality of the Trust's hotel business.

The seasonal nature of the Trust's business increases its vulnerability to risks such as labor force shortages and cash flow issues. Further, if an adverse event such as an actual or threatened terrorist attack, international conflict, data breach, regional economic downturn or poor weather conditions should occur during the first or fourth fiscal quarters, the adverse impact to the Trust's revenues could likely be greater as a result of its southern Arizona seasonal business.

OTHER AVAILABLE INFORMATION

We also make available, free of charge, on our Internet website at www.innsuitestrust.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC").

Item 1A. RISK FACTORS

Not required for smaller reporting companies.

Item 1B. UNRESOLVED STAFF COMMENTS

Not required for smaller reporting companies.

Item 2. PROPERTIES

The Trust maintains its administrative offices at the InnSuites Hotels Centre, at 1625 E. Northern Avenue, Suite 105, Phoenix, Arizona 85020 in a space leased by the Trust from a third party. All of the Hotels are operated as InnSuites® Hotels, while four Hotels are also marketed as Best Western® Hotels. All of the Hotels operate in the following locations:

| PROPERTY | NUMBER OF SUITES | YEAR OF CONSTRUCTION / ADDITION | MOST RECENT RENOVATION (1) | PERCENT OWNERSHIP BY THE TRUST |
|---|---|---|---|---|
| InnSuites Hotel and Suites Airport Albuquerque Best Western | 101 | 1975/1985 | 2004 | 50.13% (2) |
| InnSuites Hotel and Suites Tucson, Catalina Foothills Best Western | 159 | 1981/1983 | 2005 | 42.34% (3) |
| InnSuites Hotels and Suites Yuma Best Western | 166 | 1982/1984 | 2012 | 99.9% (4) |
| InnSuites Hotel and Suites Ontario Airport Best Western | 150 | 1990 | 2012 | 44.56% (5) |

| | | | | |
|---|---|---|---|---|
| InnSuites Hotels and Suites Tucson St. Mary's | 267 | 1960/1971 | 2012 | 72.04% (6) |
| Total suites | 843 | | | |

(1) The Trust defines a renovation as the remodeling of more than 10% of a property's available suites.
(2) The Trust owns a direct 50.13% interest in the Albuquerque, New Mexico Hotel.
(3) The Trust holds a direct 1.70% interest and the Partnership owns a 56.41% interest in the Tucson, Arizona Foothills Hotel. The Trust owns a 72.04% general partner interest in the Partnership.
(4) The Trust holds a direct 99.9% ownership interest in the Yuma, Arizona Hotel.
(5) The Trust holds a direct 0.05% interest and the Partnership owns a 61.79% interest in the Tucson, Arizona Foothills Hotel. The Trust owns a 72.04% general partner interest in the Partnership.
(6) As of January 31, 2013, the Partnership owns a 100% interest in the Tucson, Arizona Hotel. The Trust owns a 72.04% general partner interest in the Partnership.

See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – General" herein for a discussion of occupancy rates at the Hotels.

See Note 10 to the Trust's Consolidated Financial Statements – "Mortgage Notes Payable" herein for a discussion of mortgages encumbering the Hotels.

## Item 3. LEGAL PROCEEDINGS

The Trust is not a party to, nor are any of its properties subject to, any material litigation or environmental regulatory proceedings. See Note 19 to consolidated financial statements.

## Item 4. MINE SAFETY DISCLOSURES

None.

PART II

Item 5. MARKET FOR THE TRUST'S SHARES, RELATED SHAREHOLDER MATTERS AND TRUST PURCHASES OF SHARES

The Trust's Shares of Beneficial Interest are traded on the NYSE MKT under the symbol "IHT." On April 24, 2013, the Trust had 9,199,570 shares outstanding and 385 holders of record.

The following table sets forth, for the periods indicated, the high and low sales prices of the Trust's Shares of Beneficial Interest, as reported on the NYSE MKT, as well as dividends declared thereon:

| **Fiscal Year 2013** | **High** | **Low** | **Dividends** |
|---|---|---|---|
| First Quarter | $ 2.41 | $ 2.00 | — |
| Second Quarter | $ 2.35 | $ 1.93 | — |
| Third Quarter | $ 2.35 | $ 1.98 | — |
| Fourth Quarter | $ 2.20 | $ 1.53 | $ 0.01 |

| **Fiscal Year 2012** | **High** | **Low** | **Dividends** |
|---|---|---|---|
| First Quarter | $ 2.44 | $ 1.21 | — |
| Second Quarter | $ 2.06 | $ 1.53 | — |
| Third Quarter | $ 2.42 | $ 1.69 | — |
| Fourth Quarter | $ 2.28 | $ 2.02 | $ 0.01 |

The Trust intends to maintain a conservative dividend policy to facilitate the reduction of debt and internal growth. In fiscal years 2013 and 2012, the Trust paid dividends of $0.01 per share in the fourth quarter of each year. The Trust has paid dividends each fiscal year since its inception in 1971 and the Trust expects comparable cash dividends will continue to be paid in the future.

On January 2, 2001, the Board of Trustees approved a share repurchase program under Rule 10b-18 of the Securities Exchange Act of 1934, as amended, for the purchase of up to 250,000 Partnership units and/or Shares of Beneficial Interest in open market or privately negotiated transactions. On September 10, 2002, August 18, 2005 and September 10, 2007, the Board of Trustees approved the purchase of up to 350,000 additional Partnership units and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Additionally, on January 5, 2009, September 15, 2009 and January 31, 2010, the Board of Trustees approved the purchase of up to 300,000, 250,000 and 350,000, respectively, additional Partnership units and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Acquired Shares of Beneficial Interest will be held in treasury and will be available for future acquisitions and financings and/or for awards granted under the InnSuites Hospitality Trust 1997 Stock Incentive and Option Plan. During the three months ended January 31, 2013, the Trust acquired 13,380 Shares of Beneficial Interest in open market transactions at an average price of $1.93 per share. The average price paid includes brokerage commissions. The Trust intends to continue repurchasing Shares of Beneficial Interest in compliance with applicable legal and NYSE MKT requirements. The Trust remains authorized to repurchase an additional 278,820 Partnership units and/or Shares of Beneficial Interest pursuant to the publicly announced share repurchase program, which has no expiration date.

**Issuer Purchases of Equity Securities**

| **Period** | **Total Number of Shares Purchased** | **Average Price Paid per Share** | **Total Number of Shares Purchased as Part of Publicly Announced Plans** | **Maximum Number of Shares that May Be Yet Purchased Under the Plans** |
|---|---|---|---|---|
| November 1 – November 30, 2012 | 400 | $ 2.40 | 400 | 291,800 |
| December 1 – December 31, 2012 | 425 | $ 2.41 | 425 | 291,375 |

| | | | | |
|---|---|---|---|---|
| January 1 – January 31, 2013 | 12,555 $ | 1.90 | 12,555 | 278,820 |
| Total | 13,380 | | 13,380 | |

See Part III, Item 12 for information about our equity compensation plans.

See Note 2 to our Consolidated Financial Statements – "Summary of Significant Accounting Policies" for information related to grants and restricted shares.

## Item 6. SELECTED FINANCIAL DATA

Not required for smaller reporting companies.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are engaged in the ownership and operation of hotel properties. At January 31, 2013, the InnSuites system included five moderate and full-service hotels with 843 hotel suites. Four of our Hotels are branded through membership agreements with Best Western. All five Hotels are trademarked as InnSuites Hotels. We are also involved in various operations incidental to the operation of hotels, such as the operation of restaurants, meeting/banquet room rentals and the operation of a reservation system.

Our operations consist of one reportable segment, hotel ownership, which derives its revenue from the operation of the Hotels. In addition, we receive management fees and reservation fees from three hotels owned by Mr. Wirth and his affiliates, trademark license fees from one hotel owned by a non-related third party and reservation fees from sixty-one hotels owned by non-related third parties.

Our results are significantly affected by occupancy and room rates at the Hotels, our ability to manage costs, and changes in the number of available suites caused by acquisition and disposition activities. Results are also significantly impacted by overall economic conditions and conditions in the travel industry. Unfavorable changes in these factors could negatively impact hotel room demand and pricing, which would reduce our profit margins on rented suites. Additionally, our ability to manage costs could be adversely impacted by significant increases in operating expenses, resulting in lower operating margins. Management expects greater demand and steady supply to continue. However, either a further increase in supply or a further decline in demand could result in increased competition, which could have an adverse effect on the revenue of the Hotels in their respective markets.

Weak economic conditions, both generally and specifically in the travel industry, had a negative impact on our operations in fiscal years 2013 and 2012. We anticipate moderate improvement in these conditions during fiscal year 2014. We expect moderate improvements in overall economic conditions to result in improved business and leisure travel and relatively steady room rates. We expect the major challenge for fiscal year 2014 to be the continuation of strong competition for corporate leisure group and government business in the markets in which we operate, which may affect our ability to increase room rates while maintaining market share. We believe that we have positioned the hotels to remain competitive through selective refurbishment, by carrying a relatively large number of two-room suites at each location and by maintaining a robust guest internet access system.

GENERAL

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this Form 10-K.

At January 31, 2013, through our sole general partner's interest in the Partnership, we owned a 72.04 % interest in a Hotel Tucson, Arizona, direct 50.13% interest in the Albuquerque, New Mexico Hotel, and a 99.9% direct interest in the Yuma, Arizona Hotel. Additionally, at January 31, 2013, we together with the Partnership owned a 58.11% interest in another hotel located in Tucson, Arizona and a 61.84% interest in a hotel located in Ontario, California. At January 31, 2012, through our sole general partner's interest in the Partnership, we owned a 72.04 % interest in Hotels in Ontario, California and Tucson, Arizona, direct 42.25% interest in the Albuquerque, New Mexico Hotel, 42.20% interest in another Tucson, Arizona Hotel, and a 99.9% direct interest in the Yuma, Arizona Hotel. We purchased 7,631 Partnership Class A units during the year ended January 31, 2013. We purchased 75,726 Partnership Class A units during the year ended January 31, 2012.

Our expenses consist primarily of property taxes, insurance, corporate overhead, interest on mortgage debt, professional fees, depreciation of the Hotels and hotel operating expenses. Hotel operating expenses consist primarily of payroll, guest and maintenance supplies, marketing and utilities expenses. Under the terms of its Partnership Agreement, the Partnership is required to reimburse us for all such expenses. Accordingly, management believes that a review of the historical performance of the operations of the Hotels, particularly with respect to occupancy, which is calculated as rooms sold divided by total rooms available, average daily rate ("ADR"), calculated as total room revenue divided by number of rooms sold, and revenue per available room ("REVPAR"), calculated as total room revenue divided by number of rooms available, is appropriate for understanding revenue from the Hotels. In fiscal year 2013, occupancy increased 2.86% to 64.59% from 61.73% in the prior year. ADR decreased by $3.77 or 5.2% to $67.43 in fiscal year 2013 from $71.20 in fiscal year 2012. The reduced ADR resulted in a decrease in REVPAR of $0.40 or 0.9% to $43.55 in fiscal year 2013 from $43.95 in fiscal year 2012. The increased occupancy and continued pressure on rates reflect the slowly improving economy and travel industry during fiscal year 2013. We have accepted slightly reduced rates to increase our occupancy.

The following table shows certain historical financial and other information for the periods indicated:

| | For the Years Ended January 31, 2013 | For the Years Ended January 31, 2012 |
|---|---|---|
| Occupancy | 64.59% | 61.73% |
| Average Daily Rate (ADR) | $ 67.43 | $ 71.20 |
| Revenue Per Available Room (REVPAR) | $ 43.55 | $ 43.95 |

No assurance can be given that occupancy, ADR and REVPAR will not increase or decrease as a result of changes in national or local economic or hospitality industry conditions.

We enter into transactions with certain related parties from time to time. For information relating to such related party transactions see the following:

- For a discussion of management and licensing agreements with certain related parties, see "Item 1 – Business – Management and Licensing Contracts."
- For a discussion of guarantees of our mortgage notes payable by certain related parties, see Note 10 to our Consolidated Financial Statements – "Mortgage Notes Payable."
- For a discussion of our equity sales and restructuring agreements involving certain related parties, see Notes 3, 4 and 5 to our Consolidated Financial Statements – "Sale of Ownership Interests in Albuquerque Subsidiary," "Sale of Partnership Interests in Tucson Hospitality Properties Subsidiary," and "Sale of Partnership Interests in Ontario Hospitality Properties Subsidiary," respectively.
- For a discussion of other related party transactions, see Note 16 to our Consolidated Financial Statements – "Other Related Party Transactions."

***Results of operations of the Trust for the year ended January 31, 2013 compared to the year ended January 31, 2012.***

***Overview***

A summary of operating results for the fiscal years ended January 31 is:

| | 2013 | 2012 | Changes | % Change |
|---|---|---|---|---|
| Total Revenues | $ 14,977,619 | $ 17,068,036 | $ (2,090,417) | -12.25% |
| Less Payroll Reimbursements from Related Parties | - | (2,231,712) | 2,231,712 | -100.00% |
| Total Revenues | 14,977,619 | 14,836,324 | 141,295 | 0.95% |
| Operating Expenses without Payroll Costs Related to Management Contracts | (15,100,697) | (14,760,882) | (339,815) | 2.30% |
| Operating Income (Loss) without Payroll Costs Related to Management Contracts | (123,078) | 75,442 | (198,520) | -263.14% |
| Interest Income | 8,937 | 3,721 | 5,216 | 140.18% |
| Interest Expense | (961,709) | (1,527,507) | 565,798 | -37.04% |
| Consolidated Loss before Payroll Costs Related to Management Contracts | (1,075,850) | (1,448,344) | 372,494 | -25.72% |

Our overall results in fiscal year 2013 were positively affected by the improving economic environment and the hospitality industry in particular.

Revenue:

For the twelve months ended January 31, 2013, we had total revenue of $15.0 million compared to $17.1 million for the twelve months ended January 31, 2012, a decrease of approximately $2.1 million. This decrease in total revenue is primarily due to the management agreements with the three affiliated hotels being amended. During fiscal year 2013, the Trust did not provide the personnel for the three hotels and therefore did not recognize payroll reimbursement revenue. These agreements were discontinued and the Trust does not expect to realize such revenue in the future. During fiscal year 2012, the Trust recognized income of $2.2 million related to personnel reimbursements. Total revenue for fiscal year 2012 was $14.8 million without these reimbursements. When compared to this adjusted total, fiscal year 2013 revenues increased $141,000 or 1.0%. During fiscal year 2014, we expect improvements in occupancy and modest improvements in rates.

Expenses:

Total expenses of $16.1 million for the twelve months ended January 31, 2013 reflect a decrease of approximately $2.5 million compared to total expenses of $18.5 million for the twelve months ended January 31, 2012. The decrease was primarily due to the amendments to the management contracts mentioned above resulting in no payroll expenses related to those three hotels. Total expenses for fiscal year 2012 were $16.3 million without these payroll expenses. When compared to this adjusted total, fiscal year 2013 total expenses decreased $226,000.

Room expense consisting of salaries and related taxes for property management, front office, housekeeping personnel, reservation fees and room supplies increased to $3.8 million for the fiscal year ended January 31, 2013 compared to $3.5 million in the prior year period for approximately an 8.5% increase in costs. The increase was primarily due to the 2.9% increase in occupancy rate.

General and administrative expenses include overhead charges for management, accounting, shareholder and legal services. General and administrative expenses of $3.0 million for the twelve months ended January 31, 2013 decreased $124,000 from $3.1 million for the twelve months ended January 31, 2012 primarily due to decreased payroll and professional fees at the corporate office.

Sales and marketing expenses of $1.1 million for the twelve months ended January 31, 2013 were consistent with the prior year as were most other expense categories.

Total operating expenses were $15.1 million for the twelve months ended January 31, 2013, a decrease of $1.9 million from the prior year total of $17.0 million. This was primarily due to the amendments to the management agreements with the affiliated hotels resulting in no payroll costs related to management contracts in fiscal year 2013. Total operating expenses for fiscal year 2012 were $14.8 million without these payroll expenses. When compared to this adjusted total, fiscal year 2013 operating expenses increased $340,000. The increase was primarily due to increased room expenses due to higher occupancy and higher food and beverage expenses due to higher revenues in that department.

Total interest expense for the twelve months ended January 31, 2013 was $962,000, a decrease of $566,000 from $1.5 million for the twelve months ended January 31, 2012. The decrease was primarily due to the restructuring of the Ontario mortgage note payable.

Net Loss:

We had a consolidated net loss before income taxes of $1.1 million for the twelve months ended January 31, 2013, compared to $1.4 million in the prior year. After deducting the loss allocated to the non-controlling interest of $69,705, we had a net loss attributable to controlling interests of approximately $1.0 million for fiscal year 2013, which represented approximately $73,000 in additional income attributable to controlling interests, as compared to the twelve months ended January 31, 2012. Basic and diluted net loss per share was $(0.12) for the twelve months ended January 31, 2013, compared to $(0.13) for fiscal year 2012. The change from the prior year is primarily attributable to reduced interest expenses due to the restructure of the Ontario mortgage note payable. Overall, our non-controlling interest has decreased in the current fiscal year.

## LIQUIDITY AND CAPITAL RESOURCES

### Overview

Our principal source of cash to meet our cash requirements, including distributions to our shareholders, is our share of the Partnership's cash flow, quarterly distributions from Albuquerque, New Mexico property and through the Partnership and our direct ownership of the Yuma, Arizona property. The Partnership's principal source of revenue is hotel operations for the one hotel property it owns and quarterly distributions from the Tucson, Arizona and Ontario, California properties. Our liquidity, including our ability to make distributions to our shareholders, will depend upon our ability, and the Partnership's ability, to generate sufficient cash flow from hotel operations and to service our debt.

Hotel operations are significantly affected by occupancy and room rates at the Hotels. We anticipate occupancy and ADR will be improved in the coming year, capital improvements are expected to be reduced by approximately $800,000 from the prior year and we expect increased cash flow from the reduction of principal and interest payments on the Ontario property. Additionally, we have extended and increased our bank line of credit from $500,000 to $600,000 which matures on June 23, 2013. As of January 31, 2013, the Trust had $450,000 drawn on this line of credit. We are currently in discussions with the bank and anticipate a renewal of at least an additional year on this line of credit. As of April 24, 2013, the outstanding balance on the line of credit was $0.

With the expected decrease in capital improvements, the availability of the $600,000 bank line of credit which Management expects to renew and increased cash flow from the reduction of principal and interest payments on the Ontario property, management believes that it will have enough cash on hand to meet all of our financial obligations as they become due. Management is actively discussing with the bank an extension of the line of credit. In addition, our management is analyzing other strategic options available to us, including the refinancing of another property or raising additional funds through additional non-controlling interest sales.

We anticipate a moderate improvement in the weak overall economic situation that negatively affected results in fiscal year 2012 and 2013, which could result in higher revenues and operating margins. Challenges in fiscal year 2014 are expected to include continued competition for all types of business in the markets in which we operate and our ability to maintain room rates while maintaining market share.

Net cash provided by operating activities totaled $868,000 and $936,000 for the years ended January 31, 2013 and 2012, respectively. The decrease in fiscal year 2013 compared to fiscal year 2012 was due to the large decrease in prepaid balances and increase in payables in fiscal year 2012, which offset the $372,000 improvement in consolidated net loss in fiscal year 2013 compared to fiscal year 2012.

Net cash used in investing activities totaled $1.1 million and $ 970,000 for the years ended January 31, 2013 and 2012, respectively. The increase in funds used in 2013 was due to increased capital refurbishment projects.

Net cash used in financing activities totaled $215,000 for the year ended January 31, 2013, compared to cash provided by financing activities of $522,00 for the year ended January 31, 2012. The decrease was primarily due to the $1.0 million additional principal pay down of the mortgage note payable on the Ontario, California property, which was partially offset by net borrowings of $450,000 on the Trust's bank line of credit during fiscal year 2013.

As of January 31, 2013, we had no commitments for capital expenditures beyond a 4% reserve for refurbishment and replacements that is set aside annually, as described below.

We continue to contribute to a Capital Expenditures Fund (the "Fund") an amount equal to 4% of the InnSuites Hotels' revenues from operation of the Hotels. The Fund is restricted by the mortgage lender for four of our properties. As of January 31, 2013, $13,783 was held in these accounts and is reported on our Consolidated Balance Sheet as "Restricted Cash." The Fund is intended to be used for capital improvements to the Hotels and refurbishment and replacement of furniture, fixtures and equipment. During the twelve months ended January 31, 2013 and 2012, the Hotels spent approximately $1.3 million and $970,000, respectively, for capital expenditures. We consider the majority of these improvements to be revenue producing. Therefore, these amounts are capitalized and depreciated over their estimated useful lives. We plan to spend approximately $505,000 for capital expenditures in fiscal year 2014. The Hotels also spent approximately $1.4 million during both fiscal years 2013 and 2012 on repairs and maintenance and these amounts have been charged to expense as incurred.

We have minimum debt payments of approximately $1.4 million and approximately $6.2 million due during fiscal years 2014 and 2015, respectively. On November 23, 2010, we established a revolving bank line of credit, with a credit limit of $500,000 that was subsequently raised to $600,000. The line of credit bears interest at the prime rate plus 1.0% per annum with a 6.0% rate floor, has no financial covenants and matures on June 23, 2013. Management is actively working with the lender to extend this line of credit. The line is secured by a junior security interest in the Yuma, Arizona property and our trade receivables. Mr. Wirth is a guarantor on the line of credit. On January 31, 2013, the Trust had drawn $450,000 under the line of credit. The largest outstanding balance on the line of credit during fiscal year 2013 was $600,000.

As of January 31, 2013, we had mortgage notes payable of $20.0 million outstanding with respect to the Hotels, $352,256 in secured promissory notes outstanding to unrelated third parties arising from the Shares of Beneficial Interest and Partnership unit repurchases, $450,000 outstanding under our bank line of credit, and no principal due and payable under notes and advances payable to Mr. Wirth and his affiliates.

We may seek to negotiate additional credit facilities or issue debt instruments. Any debt incurred or issued by us may be secured or unsecured, long-term, medium-term or short-term, bear interest at a fixed or variable rate and be subject to such other terms as we consider prudent.

SALE OF OWNERSHIP INTERESTS IN ALBUQUERQUE SUBSIDIARY

On July 22, 2010, the Board of Trustees unanimously approved, with Mr. Wirth abstaining, for the Partnership to enter into an agreement with Rare Earth Financial, LLC ("Rare Earth"), an affiliate of Mr. Wirth, to sell additional units in Albuquerque Suite Hospitality, LLC (the "Albuquerque entity"), which owns and operates the Albuquerque, New Mexico hotel property. Under the agreement, Rare Earth agreed to either purchase or bring in other investors to purchase at least 51% of the membership interests in the Albuquerque entity and the parties agreed to restructure the operating agreement of the Albuquerque entity. A total of 400 units were available for sale for $10,000 per unit, with a two-unit minimum subscription. On October 29, 2010, the parties revised the operating agreement.

Under the new operating agreement, Rare Earth became the administrative member of the Albuquerque entity, in charge of the day-to-day management of the company. Additionally, the membership interests in the Albuquerque entity were allocated to three classes with differing cumulative priority distribution rights. Class A units are owned by unrelated third parties and have first priority for distributions, Class B units are owned by the Trust and/or the Partnership and have second priority for distributions, and Class C units are owned by Rare Earth or other affiliates of Mr. Wirth and have the lowest priority for distributions from the Albuquerque entity. Priority distributions are cumulative for five years. After the five years, the Partnership will make distributions per the Partnership agreement at the discretion of the Managing Member. Rare Earth also earned a formation fee equal to $320,000, payable in either cash or units in the Albuquerque entity, which was intended for 32 Class C units in the Albuquerque entity after the sale of at least 160 units. If certain triggering events related to the Albuquerque entity occur prior to the payment of all accumulated distributions to its members, such accumulated distributions will be paid out of any proceeds of the event before general distributions to the members. In the event that the proceeds generated from a triggering event are insufficient to pay the total amount of all such accumulated distributions owed to the members, all Class A members will participate pro rata in the funds available for distribution to them until paid in full, then Class B, and then Class C. After all investors have received their initial capital plus a 7% per annum simple return, any additional profits will be allocated 50% to Rare Earth, with the remaining 50% allocated proportionately to all unit classes. Priority distributions to all Classes are projected to be $280,000 each year for fiscal years 2014 through 2016. The Albuquerque entity is required to use its best efforts to pay the cumulative priority distributions. The Trust does not guarantee and is not otherwise obligated to pay the priority distributions. InnSuites Hotels will continue to provide management, licensing and reservation services to the property.

On July 29, 2010, the Partnership sold approximately 11% of its sole membership interest in the Albuquerque entity for $400,000 to Rare Earth. The price paid reflects the net assets of the Albuquerque entity calculated using the third-party appraisal value for the hotel property and the carrying cost of all other assets and liabilities. Subsequently, Rare Earth received an additional 32 units, or approximately 8%, worth $320,000 as a formation fee resulting in Rare Earth having a total ownership interest of approximately 19% as of January 31, 2011. During the fiscal year ended January 31, 2011, the Partnership sold an additional approximately 47% of its membership interests for $1,754,000 to unrelated third parties and approximately 1% for $20,000 to Mr. Lawrence Pelegrin, who is a member of the Board of Trustees. The transactions were a reduction in the Partnership's controlling interest (see Note 6 – "Variable Interest Entity"), and therefore no gain or loss was reflected in the statements of operations and funds received in excess of cost basis were recorded to equity. On January 24, 2012 the Trust purchased 40 units at $10,000 per unit, or $400,000 from Rare Earth. On August 28, 2012, the Trust repurchased an additional 31.5 units at $10,000 per unit, or $315,000 from Rare Earth. On January 31, 2012 the Trust purchased the Partnership's 114 units at $10,000 per unit, or $1,140,000, by reducing The Trust's receivable from the Partnership. As of January 31, 2013 and January 31, 2012, the Partnership does not hold any ownership interest in the Albuquerque entity, the Trust holds a 50.13 % ownership interest, Mr. Wirth and his affiliates hold a 0.13% interest, and other parties hold a 49.75% interest. The Albuquerque entity has minimum preference payments to unrelated unit holders of $139,300, to the Trust of $140,350 and to Rare Earth of $350 per year payable quarterly for calendar years 2013 and 2014.

SALE OF PARTNERSHIP INTERESTS IN TUCSON HOSPITALITY PROPERTIES SUBSIDIARY

On February 17, 2011, the Trust and Partnership entered into a restructuring agreement with Rare Earth to allow for the sale of non-controlling interest units in Tucson Hospitality Properties, LP (the "Tucson entity"), which operates the Tucson Foothills hotel property and was then wholly-owned by the Partnership. Under the agreement, Rare Earth agreed to either purchase or bring in other investors to purchase up to 250 units, which represents approximately 41% of the outstanding limited partnership units in the Tucson entity, on a post-transaction basis, and the parties agreed to restructure the limited partnership agreement of the Tucson entity. The Board of Trustees approved this restructuring on January 31, 2011.

Under the restructured limited partnership agreement, Rare Earth became a general partner of the Tucson entity along with the Partnership. The limited partnership interests in the Tucson entity were allocated to three classes with differing cumulative priority distribution rights. Class A units are owned by unrelated third parties and have first priority for distributions, Class B units are owned by the Trust and/or the Partnership and have second priority for distributions, and Class C units are owned by Rare Earth or other affiliates of Mr. Wirth and have the lowest priority for distributions from the Tucson entity. Priority distributions are cumulative for five years. After the five years, the Partnership will make distributions per the Partnership agreement, at the discretion of the General Parnter. Rare Earth also received a formation fee of $320,000, conditioned upon and arising from the sale of the first 160 units in the Tucson entity. If certain triggering events related to the Tucson entity occur prior to the payment of all accumulated distributions to its members, such accumulated distributions will be paid out of any proceeds of the event before general distribution of the proceeds to the members. In the event that funds generated from a triggering event are insufficient to pay the total amount of all such accumulated distributions owed to the members, all Class A members will participate pro rata in the funds available for distribution to them until paid in full, then Class B, and then Class C. After all investors have received their initial capital plus a 7% per annum simple return, any additional profits will be allocated 50% to Rare Earth, with the remaining 50% allocated proportionately to all unit classes. Priority distributions to all Classes are projected to be $452,900 each year for fiscal years 2014 through 2017. The Tucson entity is required to use its best efforts to pay the priority distributions. The Trust does not guarantee and is not otherwise obligated to pay the cumulative priority distributions. InnSuites Hotels will continue to provide management, licensing and reservation services to the property.

At January 31, 2013, the Partnership had sold 259 units to unrelated parties at $10,000 per unit totaling $2,590,000. As of January 31, 2013, the Partnership holds a 56.41% ownership interest in the Tucson entity, the Trust holds a 1.70 % ownership interest, Mr. Wirth and his affiliates hold a 1.86% interest, and other parties hold a 40.03% interest. The Tucson entity has minimum preference payments to unrelated unit holders of $181,300, to the Trust of $7,700, to the Partnership of $255,500 and to Rare Earth of $8,400 per year payable quarterly for calendar years 2013 and 2014.

SALE OF PARTNERSHIP INTERESTS IN ONTARIO HOSPITALITY PROPERTIES SUBSIDIARY

On February 29, 2012, the Trust and Partnership entered into a restructuring agreement with Rare Earth to allow for the sale of minority interest units in Ontario Hospitality Properties, LP (the "Ontario entity"), which operates the Ontario hotel property and was then wholly-owned by the Partnership. Under the agreement, Rare Earth agreed to either purchase or bring in other investors to purchase up to 250 units, which represents approximately 49% of the outstanding partnership units in the Ontario entity, on a post-transaction basis, and the parties agreed to restructure the limited partnership agreement of the Ontario entity. The Board of Trustees approved this restructuring on February 1, 2012.

Under the restructured limited partnership agreement, Rare Earth became a general partner of the Ontario entity along with the Partnership. The partnership interests in the Ontario entity were allocated to three classes with differing cumulative priority distribution rights. Class A units are owned by unrelated third parties and have first priority for distributions, Class B units are owned by the Trust and/or the Partnership and have second priority for distributions, and Class C units are owned by Rare Earth or other affiliates of Mr. Wirth and have the lowest priority for distributions from the Ontario entity. Priority distributions are cumulative for five years. Rare Earth also received a formation fee of $320,000, conditioned upon and arising from the sale of the first 160 units in the Ontario entity. If certain triggering events related to the Ontario entity occur prior to the payment of all accumulated distributions to its members, such accumulated distributions will be paid out of any proceeds of the event before general distribution of the proceeds to the members. In the event that funds generated from a triggering event are insufficient to pay the total amount of all such accumulated distributions owed to the members, all Class A members will participate pro rata in the funds available for distribution to them until paid in full, then Class B, and then Class C. After all investors have received their initial capital plus a 7% per annum simple return, any additional profits will be allocated 50% to Rare Earth, with the remaining 50% allocated proportionately to all unit classes. Priority distributions to all Classes are projected to be $446,600 for each of the fiscal years 2014 through 2017. The Ontario entity is required to use its best efforts to pay the priority distributions. The Trust does not guarantee and is not otherwise obligated to pay the cumulative priority distributions. InnSuites Hotels will continue to provide management, licensing and reservation services to the property.

At January 31, 2013, the Partnership had sold 233.5 units to unrelated parties at $10,000 per unit totaling $2,335,000. As of January 31, 2013, the Partnership holds a 61.79% ownership interest in the Ontario entity, the Trust holds a 0.05 % ownership interest, Mr. Wirth and his affiliates hold a 1.57% interest, and other parties hold a 36.6% interest. The Ontario entity has minimum preference payments to unrelated unit holders of $163,450, to the Trust of $210, to the Partnership of $275,940 and to Rare Earth of $7,000 per year payable quarterly for calendar years 2013 and 2014.

COMPLIANCE WITH CONTINUED LISTING STANDARDS OF NYSE MKT

On January 8, 2013, the Trust received a letter from the NYSE MKT LLC (f/k/a AMEX) (the "NYSE MKT") informing the Trust that the staff of the NYSE MKT's Corporate Compliance Department has determined that the Trust is not in compliance with Section 1003(a)(ii) of the NYSE MKT Company Guide due to the Trust having stockholders' equity of less than $4.0 million and losses from continuing operations in three of its four most recent fiscal years.

The Trust was afforded the opportunity to submit a plan of compliance to the NYSE MKT and submitted its plan on February 5, 2013. On March 21, 2013, the NYSE MKT notified the Trust that it accepted the Trust's plan of compliance and granted the Trust an extension until April 30, 2014 to regain compliance with the continued listing standards. The Trust will be subject to periodic review by the NYSE MKT's staff during this extension period. Failure to make progress consistent with the plan or to regain compliance with continued listing standards by the end of the extension period could result in the Trust being delisted from the NYSE MKT.

FUTURE POSITIONING

In viewing the hotel industry cycles, the Board of Trustees determined that 2008 may have been the high point of the current hotel industry cycle and further determined it was appropriate to actively seek buyers for our properties. We engaged the services of several hotel brokers and began independently advertising our Hotels for sale. We continue to independently advertise our Hotels for sale, including on our website (www.suitehotelsrealty.com).

Our long-term strategic plan is to obtain the full benefit of our real estate equity and to migrate our focus from a hotel owner to a hospitality service company by expanding our trademark license, management, reservation, and advertising services. This plan is similar to strategies followed by internationally diversified hotel industry leaders, which over the last several years have reduced real estate holdings and concentrated on hospitality services. We began our long-term corporate strategy when we relinquished our REIT income tax status in January 2004, which had previously prevented us from providing management services to hotels. In June 2004, we acquired our trademark license and management agreements and began providing management, trademark and reservations services to our Hotels.

The table below lists the hotel properties, their respective book values, mortgage balance and the listed asking price for the hotel properties.

**Hotel Property Asset Values as of January 31, 2013**

| **Hotel Property** | **Net Book Value** | **Mortgage Balance** | **Listed Asking Price** |
|---|---|---|---|
| Albuquerque | $ 1,329,496 | $ 1,227,744 | $ 6,000,000 |
| Ontario | 5,917,780 | 6,323,592 | 16,900,000 |
| Tucson Foothills | 4,205,144 | 1,706,278 | 12,500,000 |
| Tucson City Center | 7,773,196 | 5,227,835 | 10,600,000 |
| Yuma | 5,461,164 | 5,469,475 | 14,000,000 |
| Totals | $ 24,686,780 | $ 19,954,924 | $ 60,000,000 |

The listed asking price is the amount at which we would sell each of the Hotels and is based on the original listed selling price adjusted to reflect recent hotel sales in the Hotels' areas of operation and current earnings of each of the Hotels. The listed asking price is not based on appraisals of the properties.

There is no assurance that the listed sales price for the individual Hotel properties will be realized. However, our management believes that these values are reasonable based on local market conditions and comparable sales. Changes in market conditions have in part resulted, and may in the future result, in our changing one or all of the listed asking prices.

We provide trademark licensing, management, reservation and advertising services to all the hotel properties listed above and expect to continue the trademark licensing services, which include the reservation and advertising services, and/or continue the management services, which also include the reservation and advertising services, after the Hotels are sold. If any or all of these Hotel properties are sold, our future management and/or licensing fees could be reduced if the purchaser did not continue to retain InnSuites Hotels to provide those services. In the past, when we have sold hotel properties to unrelated third parties, we have continued to provide management and/or trademark licensing and reservation services after a sale. However, there can be no assurance that we will be able to successfully do so in the future.

As part of the Board study for 2008-2009, greater emphasis has been placed on priority for additional management, trademark and reservations fee income. We have determined that it is easier to sell management contracts when the trademark services are also provided. As part of the emphasis on trademark services, we have developed two trademark packages. The first is the "Traditional InnSuites Hotels & Suites" regional package and the second is the "InnSuites Boutique Hotel Collection," which now includes three affiliate hotels managed by us, the five Trust Hotels and sixty-one unrelated hotels. Sales and marketing for the expansion of the InnSuites Boutique Hotel Collection are being handled internally.

SHARE REPURCHASE PROGRAM

For information on the Trust's Share Repurchase Program, see Part II, Item 5. "MARKET FOR THE TRUST'S SHARES, RELATED SHAREHOLDER MATTERS AND TRUST PURCHASES OF SHARES."

OFF-BALANCE SHEET FINANCINGS AND LIABILITIES

Other than lease commitments and legal contingencies incurred in the normal course of business, we do not have any off-balance sheet financing arrangements or liabilities. We do not have any majority-owned subsidiaries that are not included in our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We believe that the policies we follow for the valuation of our hotel properties, which constitute the majority of our assets, are our most critical policies. The Financial Accounting Standards Board ("FASB") has issued authoritative guidance related to the impairment or disposal of long-lived assets, codified in ASC Topic 360-10-35, which we apply to determine when it is necessary to test an asset for recoverability. On an events and circumstances basis, we review the carrying value of our hotel properties. We will record an impairment loss and reduce the carrying value of a property when anticipated undiscounted future cash flows and the current market value of the property do not support its carrying value. In cases where we do not expect to recover the carrying cost of hotel properties held for use, we will reduce the carrying value to the fair value of the hotel, as determined by a current appraisal or other acceptable valuation methods. We did not recognize impairment loss in fiscal years 2013 or 2012. As of January 31, 2013, our management does not believe that the carrying values of any of its hotel properties are impaired. For recent accounting pronouncements, see Note 2 to our Consolidated Financial Statements – "Summary of Significant Accounting Policies".

INFLATION

We rely entirely on the performance of the Hotels and InnSuites Hotels' ability to increase revenue to keep pace with inflation. Operators of hotels in general and InnSuites Hotels in particular can change room rates quickly, but competitive pressures may limit InnSuites Hotels' ability to raise rates as fast as or faster than inflation. Average daily rate per room declined $3.77 in the most recent fiscal year ended January 31, 2013.

FORWARD-LOOKING STATEMENTS

Certain statements in this Form 10-K, including statements containing the phrases "believes," "intends," "expects," "anticipates," "predicts," "projects," "will be," "should be," "looking ahead," "may" or similar words, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. We intend that such forward-looking statements be subject to the safe harbors created by such Acts. These forward-looking statements include statements regarding our intent, belief or current expectations, those of our Trustees or our officers in respect of (i) the declaration or payment of dividends; (ii) the leasing, management or operation of the Hotels; (iii) the adequacy of reserves for renovation and refurbishment; (iv) our financing plans; (v) our position regarding investments, acquisitions, developments, financings, conflicts of interest and other matters; (vi) our plans and expectations regarding future sales of hotel properties; and (vii) trends affecting our or any Hotel's financial condition or results of operations.

These forward-looking statements reflect our current views in respect of future events and financial performance, but are subject to many uncertainties and factors relating to the operations and business environment of the Hotels that may cause our actual results to differ materially from any future results expressed or implied by such forward-looking statements. Examples of such uncertainties include, but are not limited to:

- local, national or international economic and business conditions, including, without limitation, conditions that may, or may continue to, affect public securities markets generally, the hospitality industry or the markets in which we operate or will operate;

- fluctuations in hotel occupancy rates;

- changes in room rental rates that may be charged by InnSuites Hotels in response to market rental rate changes or otherwise;

- seasonality of our business;
- our ability to sell any of our Hotels at market value, listed sale price or at all;
- interest rate fluctuations;
- changes in governmental regulations, including federal income tax laws and regulations;
- competition;
- any changes in our financial condition or operating results due to acquisitions or dispositions of hotel properties;
- insufficient resources to pursue our current strategy;
- concentration of our investments in the InnSuites Hotels® brand;
- loss of membership contracts;
- real estate and hospitality market conditions;
- hospitality industry factors;
- the Trust's ability to remain listed on the NYSE MKT;
- effectiveness of the Trust's software program;
- our ability to meet present and future debt service obligations;
- our inability to refinance or extend the maturity of indebtedness at, prior to, or after the time it matures;
- terrorist attacks or other acts of war;
- outbreaks of communicable diseases;
- natural disasters;
- data breaches; and
- loss of key personnel.

We do not undertake any obligation to update publicly or revise any forward-looking statements whether as a result of new information, future events or otherwise. Pursuant to Section 21E(b)(2)(E) of the Securities Exchange Act of 1934, as amended, the qualifications set forth hereinabove are inapplicable to any forward-looking statements in this Form 10-K relating to the operations of the Partnership.

## Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required for smaller reporting companies.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INNSUITES HOSPITALITY TRUST
LIST OF CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

The following consolidated financial statements of InnSuites Hospitality Trust are included in Item 8:



The following financial statement schedules of InnSuites Hospitality Trust are included in Item 8:



All other schedules are omitted, as the information is not required or is otherwise furnished.

## Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Trustees of
InnSuites Hospitality Trust
Phoenix, AZ

We have audited the accompanying consolidated balance sheet of InnSuites Hospitality Trust and subsidiaries (the "Trust") as of January 31, 2013 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedules listed in Item 15(a). These consolidated financial statements and schedules are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InnSuites Hospitality Trust at January 31, 2013, and the results of its operations and its cash flows for then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Semple, Marchal & Cooper, LLP

Phoenix, AZ
April XX, 2013

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Trustees
InnSuites Hospitality Trust

We have audited the accompanying consolidated balance sheet of InnSuites Hospitality Trust and subsidiaries (the "Trust") as of January 31, 2012, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. Our audit also included the 2012 financial statement schedules listed in Item 15(a). The consolidated financial statements and financial statement schedules are the responsibility of the Trust's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of InnSuites Hospitality Trust and subsidiaries as of January 31, 2012, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Moss Adams LLP

Scottsdale, Arizona
April 30, 2012

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

| | January 31, 2013 | January 31, 2012 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and Cash Equivalents ($0 and $133,637 of variable interest entity (VIE), Note 6) | $ 493,953 | $ 983,424 |
| Restricted Cash ($0 and $31,300 of VIE) | 13,783 | 136,808 |
| Accounts Receivable, including $81,176 and $102,358 from related parties, net of Allowance for Doubtful Accounts of $34,415 and $38,159, as of January 31, 2013 and 2012, respectively ($0 and $12,653 of VIE) | 568,186 | 619,916 |
| Prepaid Expenses and Other Current Assets ($0 and $23,366 of VIE) | 268,399 | 242,366 |
| Total Current Assets | 1,344,321 | 1,982,514 |
| Hotel Properties, net ($0 and $1,415,155 of VIE) | 24,686,780 | 25,141,748 |
| Property, Plant and Equipment, net | 112,977 | 149,377 |
| Deferred Finance Costs and Other Assets ($0 and $15,858 of VIE) | 137,884 | 108,619 |
| TOTAL ASSETS | $ 26,281,962 | $ 27,382,258 |
| **LIABILITIES AND EQUITY** | | |
| LIABILITIES | | |
| Current Liabilities: | | |
| Accounts Payable and Accrued Expenses ($0 and $112,643 of VIE) | $ 2,298,497 | $ 2,414,763 |
| Current Portion of Mortgage Notes Payable | 1,208,365 | 2,291,247 |
| Current Portion of Notes Payable to Bank | 450,000 | - |
| Current Portion of Other Notes Payable | 189,799 | 212,692 |
| Total Current Liabilities | 4,146,661 | 4,918,702 |
| Mortgage Notes Payable | 18,746,559 | 18,980,009 |
| Other Notes Payable | 162,457 | 337,960 |
| TOTAL LIABILITIES | 23,055,677 | 24,236,671 |
| COMMITMENTS AND CONTINGENCIES (SEE NOTE 19) | | |
| SHAREHOLDERS' EQUITY | | |
| Shares of Beneficial Interest, without par value, unlimited authorization; 16,804,746 and 16,786,746 shares issued and 8,375,207 and 8,442,338 shares outstanding at January 31, 2013 and 2012, respectively | 14,940,049 | 14,646,261 |
| Treasury Stock, 8,429,539 and 8,344,408 shares held at January 31, 2013 and 2012, respectively | (11,877,887) | (11,682,575) |
| TOTAL TRUST SHAREHOLDERS' EQUITY | 3,062,162 | 2,963,686 |
| NON-CONTROLLING INTEREST | 164,123 | 181,901 |
| TOTAL EQUITY | 3,226,285 | 3,145,587 |
| TOTAL LIABILITIES AND EQUITY | $ 26,281,962 | $ 27,382,258 |

See accompanying notes to
consolidated financial statements

## INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS

| | YEARS ENDED JANUARY 31, | |
|---|---|---|
| | 2013 | 2012 |
| REVENUE | | |
| Room | $ 13,436,362 | $ 13,523,680 |
| Food and Beverage | 1,068,025 | 836,984 |
| Telecommunications | — | 1,882 |
| Other | 210,570 | 242,322 |
| Management and Trademark Fees, including $248,234 and $216,963 from related parties for 2013 and 2012, respectively | 262,662 | 231,456 |
| Payroll Reimbursements from Related Parties | — | 2,231,712 |
| TOTAL REVENUE | 14,977,619 | 17,068,036 |
| OPERATING EXPENSES | | |
| Room | 3,759,867 | 3,546,069 |
| Food and Beverage | 1,006,975 | 869,574 |
| Telecommunications | 51,607 | 45,720 |
| General and Administrative | 2,977,901 | 3,102,388 |
| Sales and Marketing | 1,083,503 | 1,110,495 |
| Repairs and Maintenance | 1,430,524 | 1,430,645 |
| Hospitality | 808,064 | 790,634 |
| Utilities | 1,263,748 | 1,200,192 |
| Hotel Property Depreciation | 1,754,289 | 1,734,734 |
| Real Estate and Personal Property Taxes, Insurance and Ground Rent | 954,232 | 917,878 |
| Other | 9,987 | 12,553 |
| Payroll Costs Related to Management Contracts | — | 2,231,712 |
| TOTAL OPERATING EXPENSES | 15,100,697 | 16,992,594 |
| OPERATING INCOME (LOSS) | (123,078) | 75,442 |
| Interest Income | 8,937 | 3,721 |
| TOTAL OTHER INCOME | 8,937 | 3,721 |
| Interest on Mortgage Notes Payable | 909,366 | 1,490,995 |
| Interest on Notes Payable to Banks | 17,613 | 1,048 |
| Interest on Other Notes Payable | 34,730 | 35,464 |
| TOTAL INTEREST EXPENSE | 961,709 | 1,527,507 |
| CONSOLIDATED LOSS BEFORE INCOME TAX PROVISION | (1,075,850) | (1,448,344) |
| Income Tax Provision | — | — |
| CONSOLIDATED NET LOSS | $ (1,075,850) | $ (1,448,344) |
| LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST | $ (69,705) | $( 369,603 ) |
| NET LOSS ATTRIBUTABLE TO CONTROLLING INTERESTS | $ (1,006,145) | $ (1,078,741) |
| NET LOSS PER SHARE – Basic and Diluted | $ (0.12) | $ (0.13) |
| WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – Basic and Diluted | 8,415,542 | 8,511,730 |
| CASH DIVIDENDS PER SHARE | $ 0.01 | $ 0.01 |

See accompanying notes to consolidated financial statements

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance, January 31, 2011 | 8,546,793 | $ 15,412,926 | 8,239,953 | $ (11,456,375) | 3,956,551 | $ (675,950) | $ 3,280,601 |
| Net Loss | - | (1,078,741) | - | - | (1,078,741) | (369,603) | (1,448,344) |
| Dividends | - | (84,430) | - | - | (84,430) | - | (84,430) |
| Purchase of Treasury Stock | (140,455) | - | 140,455 | (276,253) | (276,253) | - | (276,253) |
| Repurchase of Partnership Units | - | (130,700) | - | - | (130,700) | - | (130,700) |
| Shares of Beneficial Interest Issues for Services Rendered | 36,000 | 1,788 | (36,000) | 50,052 | 51,840 | - | 51,840 |
| Sale of Ownership Interests in Subsidiary | - | 1,317,579 | - | - | 1,317,579 | 1,096,976 | 2,414,555 |
| Repurchase of Ownership Interests in Subsidiary | - | (761,888) | - | - | (761,888) | 361,888 | (400,000) |
| Distribution to Non-Controlling Interests | - | 11,863 | - | - | 11,863 | (273,545) | (261,682) |
| Reallocation of Non-Controlling Interests | - | (42,135) | - | - | (42,135) | 42,135 | - |
| Balance, January 31, 2012 | 8,442,338 | 14,646,262 | 8,344,408 | (11,682,576) | 2,963,686 | 181,901 | 3,145,587 |
| Net Loss | - | (1,006,145) | - | - | (1,006,145) | (69,705) | (1,075,850) |
| Dividends | - | (83,846) | - | - | (83,846) | - | (83,846) |
| Purchase of Treasury Stock | (85,131) | - | 85,131 | (195,311) | (195,311) | - | (195,311) |
| Repurchase of Partnership Units | - | (16,025) | - | - | (16,025) | - | (16,025) |
| Shares of Beneficial Interest Issues for Services Rendered | 18,000 | 39,600 | - | - | 39,600 | - | 39,600 |
| Sale of Ownership Interests in Subsidiary | - | 1,672,342 | - | - | 1,672,342 | 546,252 | 2,218,594 |
| Repurchase of Ownership Interests in Subsidiary | - | (305,734) | - | - | (305,734) | (9,266) | (315,000) |
| Distribution to Non-Controlling Interests | - | (14,875) | - | - | (14,875) | (476,589) | (491,464) |
| Reallocation of Non-Controlling Interests | - | 8,470 | - | - | 8,470 | (8,470) | - |
| Balance, January 31, 2013 | 8,375,207 | $ 14,940,049 | 8,429,539 | $ (11,877,887) | $ 3,062,162 | $ 164,123 | $ 3,226,285 |

See accompanying notes to
consolidated financial statements

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | YEARS ENDED JANUARY 31, | |
|---|---|---|
| | 2013 | 2012 |
| CASH FLOW FROM OPERATING ACTIVITIES | | |
| Consolidated Net Loss | $ (1,075,850) | $ (1,448,344) |
| Adjustments to Reconcile Consolidated Net Loss to Net Cash Provided by Operating Activities: | | |
| Stock-Based Compensation | 39,600 | 51,840 |
| Provision for Uncollectible Receivables | (3,745) | (2,837) |
| Hotel Property Depreciation | 1,754,289 | 1,734,734 |
| Loss on Disposal Sale of Hotel Property | 1,956 | 1,253 |
| Amortization of Deferred Loan Fees | 91,988 | 33,244 |
| Changes in Assets and Liabilities: | | |
| Prepaid Expenses and Other Assets | (120,001) | 200,677 |
| Accounts Receivable | 55,475 | 43,945 |
| Accounts Payable and Accrued Expenses | 124,436 | 321,535 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 868,148 | 936,047 |
| CASH FLOW FROM INVESTING ACTIVITIES | | |
| Improvements and Additions to Hotel Properties | (1,264,878) | (969,963) |
| Change in Restricted Cash | 123,025 | 366 |
| NET CASH USED IN INVESTING ACTIVITIES | (1,141,853) | (969,597) |
| CASH FLOW FROM FINANCING ACTIVITIES | | |
| Deferred Loan Fees | (27,285) | — |
| Principal Payments on Mortgage Notes Payable | (2,057,032) | (809,460) |
| Net Proceeds from Refinancing of Mortgage Notes Payable | 500,000 | — |
| Payments on Notes Payable to Banks | (1,812,432) | (641,711) |
| Borrowings on Notes Payable to Banks | 2,262,432 | 641,711 |
| Proceeds from Sale of Non-Controlling Ownership Interests in Subsidiary | 2,218,594 | 2,414,555 |
| Repurchase of Subsidiary Equity from Related Party | (315,000) | (400,000) |
| Distributions to Minority Interest Holders | (491,464) | (261,682) |
| Repurchase of Partnership Units | (525) | (1,044) |
| Repurchase of Treasury Stock | (187,311) | (151,235) |
| Payment of Dividends | (83,846) | (84,430) |
| Borrowings on Other Notes Payable | — | 8,250 |
| Payments on Other Notes Payable | (221,897) | (192,824) |
| NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES | (215,766) | 522,130 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (489,471) | 488,580 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 983,424 | 494,844 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 493,953 | $ 983,424 |

See Note 18 for Supplemental Cash Flow Disclosures
See accompanying notes to
consolidated financial statements

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES

## 1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

InnSuites Hospitality Trust (the "Trust", "we" or "our") owns interests in as of January 31, 2013, directly and through a partnership interest, five hotels with an aggregate of 843 suites in Arizona, southern California and New Mexico (the "Hotels"). The Hotels operate under the trade name "InnSuites Hotels."

The Trust is the sole general partner of RRF Limited Partnership, a Delaware limited partnership (the "Partnership"), and owned 72.04% and 71.98% of the Partnership as of January 31, 2013 and 2012, respectively. The Trust's weighted average ownership for the years ended January 31, 2013 and 2012 was 72.04% and 71.73%, respectively. As of January 31, 2013, the Partnership owned 100% of one InnSuites® hotel located in Tucson, Arizona and together with the Trust owned a 58.11% interest in another InnSuites® hotel located in Tucson, Arizona and a 61.83% interest in an InnSuites® hotel located in Ontario, California. The Trust owns and operates a Yuma, Arizona hotel property directly, which it acquired from the Partnership on January 31, 2005, and owns a direct 50.13% interest in an InnSuites® hotel located in Albuquerque, New Mexico.

Under certain management agreements, InnSuites Hotels, our subsidiary, manages the Hotels' daily operations. The Trust also provides the use of the "InnSuites" trademark to the Hotels through the Trust's wholly-owned subsidiary, InnSuites Hotels. All such expenses and reimbursements between the Trust, InnSuites Hotels and the Partnership have been eliminated in consolidation.

### PARTNERSHIP AGREEMENT

The Partnership Agreement of the Partnership provides for the issuance of two classes of Limited Partnership units, Class A and Class B. Class A and Class B Partnership units are identical in all respects, except that each Class A Partnership unit is convertible into one newly-issued Share of Beneficial Interest of the Trust at any time at the option of the particular limited partner. The Class B Partnership units may only become convertible, each into one newly-issued Share of Beneficial Interest of the Trust, with the approval of the Board of Trustees, in its sole discretion. On January 31, 2013, 286,034 Class A Partnership units were issued and outstanding representing 2.17% of the total Partnership units, and on January 31, 2012, 293,665 Class A Partnership units were issued and outstanding representing 2.22% of the total Partnership units. Additionally, as of both January 31, 2013 and 2012, 3,407,938 Class B Partnership units were outstanding to James Wirth, the Trust's Chairman and Chief Executive Officer, and Mr. Wirth's affiliates. If all of the Class A and B Partnership units were converted on January 31, 2013, the limited partners in the Partnership would receive 3,693,972 Shares of Beneficial Interest of the Trust. As of January 31, 2013 and 2012, the Trust owns 9,517,545 and 9,509,914 general partner units in the Partnership, representing 72.04% and 71.98%, respectively, of the total Partnership units. The Trust purchased 7,631 Partnership units during the year ended January 31, 2013 at an average price of $2.10 per unit. The Trust purchased 75,726 Partnership units during the year ended January 31, 2012 at an average price of $1.73 per unit.

### LIQUIDITY

Our principal source of cash to meet our cash requirements, including distributions to our shareholders, is our share of the Partnership's cash flow, quarterly distributions from Albuquerque, New Mexico property, and through Partnership and our direct ownership of the Yuma, Arizona property. The Partnership's principal source of revenue is hotel operations for the one hotel property it owns and quarterly distributions from the Tucson, Arizona and Ontario, California properties. Our liquidity, including our ability to make distributions to our shareholders, will depend upon our ability and the Partnership's ability to generate sufficient cash flow from hotel operations.

Hotel operations are significantly affected by occupancy and room rates at the Hotels. We anticipate occupancy and ADR will be improved, capital improvements are expected to be reduced by approximately $800,000 from the prior year and we expect increased cash flow from the reduction of principal and interest payments on the Ontario property. Additionally, the Trust's management extended and increased our bank line of credit from $500,000 to $600,000 which matures on June 23, 2013. As of January 31, 2013, the Trust had $450,000 drawn on this line of credit. Management expects to renew our line of credit.

With the expected decrease in capital improvements, the availability of the $600,000 bank line of credit which Management expects to renew and increased cash flow from the reduction of principal and interest payments on the Ontario property, management believes that it will have enough cash on hand to meet all of our financial obligations as they become due. Management is actively discussing with the bank an extension of the line of credit. In addition, our management is analyzing other strategic options available to us, including the refinancing of another property or raising additional funds through additional non-controlling interest sales.

We anticipate a moderate improvement in the weak overall economic situation that negatively affected results in fiscal year 2012 and 2013, which could result in higher revenues and operating margins. Challenges in fiscal year 2014 are expected to include continued competition for all types of business in the markets in which we operate and our ability to maintain room rates while maintaining market share.

BASIS OF PRESENTATION

As sole general partner of the Partnership, the Trust exercises unilateral control over the Partnership, and the Trust owns all of the issued and outstanding classes of shares of InnSuites Hotels. Therefore, the financial statements of the Partnership and InnSuites Hotels are consolidated with the Trust, and all significant intercompany transactions and balances have been eliminated.

Under ASC Topic 810-10-25, Albuquerque Suite Hospitality, LLC had been determined to be a variable interest entity with the Partnership and Trust as the primary beneficiary as of and for the year ended January 31, 2012. Therefore, as of and for the year ended January 31, 2012 the financial statements of Albuquerque Suite Hospitality, LLC are consolidated with the Partnership and the Trust, and all significant intercompany transactions and balances have been eliminated. During the year ended January 31, 2013, the Trust acquired additional ownership interests in Albuquerque Suite Hospitality, LLC, and now holds the majority of the membership interests. (see Note 6 – "Variable Interest Entity")

SEASONALITY OF THE HOTEL BUSINESS

The Hotels' operations historically have been seasonal. The three southern Arizona hotels experience their highest occupancy in the first fiscal quarter and, to a lesser extent, the fourth fiscal quarter. The second fiscal quarter tends to be the lowest occupancy period at those three southern Arizona hotels. This seasonality pattern can be expected to cause fluctuations in the Trust's quarterly revenues. The two hotels located in California and New Mexico historically experience their most profitable periods during the second and third fiscal quarters (the summer season), providing some balance to the general seasonality of the Trust's hotel business.

The seasonal nature of the Trust's business increases its vulnerability to risks such as labor force shortages and cash flow issues. Further, if an adverse event such as an actual or threatened terrorist attack, international conflict, data breach, regional economic downturn or poor weather conditions should occur during the first or fourth fiscal quarters, the adverse impact to the Trust's revenues could likely be greater as a result of its southern Arizona seasonal business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Trust's operations are affected by numerous factors, including the economy, competition in the hotel industry and the effect of the economy on the travel and hospitality industries. The Trust cannot predict if any of the above items will have a significant impact in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Trust's operations and cash flows. Significant estimates and assumptions made by management include, but are not limited to, the estimated useful lives of long-lived assets and estimates of future cash flows used to test a long-lived asset for recoverability and the fair values of the long-lived assets.

PROPERTY, PLANT AND EQUIPMENT AND HOTEL PROPERTIES

Property, plant, and equipment and hotel properties are stated at cost and are depreciated using the straight-line method over estimated lives ranging from 5 to 40 years for buildings and improvements and 3 to 10 years for furniture and equipment.

Management applies guidance issued by the Financial Accounting Standards Board ("FASB"), codified in ASC Topic 360-10-35, to determine when it is required to test an asset for recoverability of its carrying value. If the carrying amount of an asset exceeds the estimated undiscounted future cash flows over its estimated remaining life, the Trust recognizes an impairment expense to reduce the asset's carrying value to its fair value. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are analyzed on a property-specific basis independent of the cash flows of other groups of assets. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets and the estimated fair value is less than the carrying value, the assets will be written down to the estimated fair value in the period in which the determination is made. The Trust determines the estimated useful lives of its assets based on the expected future economic benefit of the asset and its ability to hold such assets. In the decision-making process to determine fair value of long-lived assets and to test an asset for impairment, third party property appraisals are used as one of the indicators (benchmarks) to determine the necessity for testing for impairment. Other indicators include a drop in the performance of a long-lived asset, a decline in the hospitality industry and a decline in the economy. Third party property appraisals are useful because they consider historical occupancy and average rate levels in determining fair value. Evaluation of future cash flows is based on historical experience and other factors, including certain economic conditions and committed future bookings. Management has determined that no impairment of long-lived assets exists during the Trust's fiscal years ended 2013 and 2012.

CASH AND CASH EQUIVALENTS

The Trust considers all highly liquid short-term investments with maturities of three months or less at the time of purchase to be cash equivalents. The Trust places its cash and cash equivalents only with high credit quality financial institutions.

RESTRICTED CASH

Restricted cash consists of amounts held in reserve by lenders to fund capital improvements to the properties.

REVENUE RECOGNITION

Room, food and beverage, telecommunications, management and licensing fees, and other revenue are recognized as earned as services are provided and items are sold. Payroll reimbursements for fiscal year 2012 are recorded as the Trust provides its personnel to the hotels under management and are not netted with the corresponding payroll expense. For fiscal year 2013, no payroll reimbursements exist. Sales taxes collected are excluded from gross revenue.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are carried at original amounts billed less an estimate made for doubtful accounts based on a review of outstanding amounts on a quarterly basis. Management generally records an allowance for doubtful accounts for 50% of balances over 90 days and 100% of balances over 120 days. Accounts receivable are written off when deemed uncollectible. Recoveries, if any, of receivables previously written off are recorded when received. The Trust does not charge interest on accounts receivable balances and these receivables are unsecured .

Information on the allowance for doubtful accounts is as follows for the fiscal years ended January 31:

| Fiscal Year | Balance at the Beginning of Year | Charged to Expense | Deductions | Balance at the End of Year |
|---|---|---|---|---|
| 2012 | $ 40,997 | $ 790 | $ (3,628 ) | $ 38,159 |
| 2013 | $ 38,159 | $ 3,831 | $ (7,575 ) | $ 34,415 |

STOCK-BASED COMPENSATION

We have an employee equity incentive plan, which is described more fully in Note 20 - "Share-Based Payments." Restricted shares granted from the plan are measured based on the fair value of the underlying shares on the date of grant. We use the straight-line attribution method to recognize share-based compensation over the service period of the award.

For fiscal year 2013, the Trust has paid the annual fees due to its Trustees using newly created Shares of Beneficial Interest. For fiscal year 2012, the payments were issued from treasury stock. Upon issuance, the Trust recognizes the shares as outstanding. The Trust recognizes expense related to the issuance based on the fair value of the shares upon the date of the restricted share grant and amortizes the expense equally over the period during which the shares vest to the Trustees.

During fiscal year 2013, the Trust granted restricted stock awards of 18,000 Shares to members of the Board of Trustees, all of which vested in fiscal year 2013 resulting in stock-based compensation of $39,600. During fiscal year 2012, the Trust granted restricted stock awards of 36,000 Shares to members of the Board of Trustees, all of which vested in fiscal year 2012 resulting in stock-based compensation of $51,840.

The following table summarizes restricted share activity during fiscal years 2013 and 2012.

| | Restricted Shares | |
|---|---|---|
| | Shares | Weighted-Average Grant Date Fair Value |
| Balance of unvested awards at January 31, 2011 | — | $ — |
| Granted | 36,000 | $ 1.44 |
| Vested | (36,000 ) | $ 1.44 |
| Forfeited | — | — |
| Balance of unvested awards at January 31, 2012 | — | $ — |
| Granted | 18,000 | $ 2.20 |
| Vested | (18,000 ) | $ 2.20 |
| Forfeited | — | — |
| Balance of unvested awards at January 31, 2013 | — | — |

TREASURY STOCK

Treasury stock is carried at cost, including any brokerage commissions paid to repurchase the shares. Any shares issued from treasury stock are removed at cost, with the difference between cost and fair value at the time of issuance recorded against common stock.

INCOME TAXES

The Trust is subject to federal and state corporate income taxes, and accounts for deferred taxes utilizing a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when it is determined to be more likely than not that some portion, or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

DIVIDENDS AND DISTRIBUTIONS

In fiscal years 2013 and 2012, the Trust paid dividends of $0.01 per share in the fourth quarter of each year, or total dividends of $83,846 and $84,430, respectively. The Trust's ability to pay dividends is largely dependent upon the operations of the Hotels.

NON-CONTROLLING INTEREST

Non-controlling interest in the Partnership represents the limited partners' proportionate share of the capital and earnings of the Partnership. Income or loss is allocated to the non-controlling interest based on a weighted average ownership percentage in the Partnership throughout the period, and capital is allocated based on the ownership percentage at year-end. Any difference between the weighted average and point-in-time allocations is presented as a reallocation of non-controlling interest as a component of shareholders' equity.

INCOME (LOSS) PER SHARE

Basic and diluted income (loss) per Share of Beneficial Interest is computed based on the weighted-average number of Shares of Beneficial Interest and potentially dilutive securities outstanding during the period. Dilutive securities are limited to the Class A and Class B units of the Partnership, which are convertible into 3,693,972 shares of the Beneficial Interest, as discussed in Note 1.

For the fiscal years ended January 31, 2013 and 2012, there were Class A and Class B Partnership units outstanding, which are convertible into Shares of Beneficial Interest of the Trust. Assuming conversion at the beginning of each period, the aggregate weighted-average of these Shares of Beneficial Interest would have been 3,694,431 and 3,735,457 in addition to the basic shares outstanding for fiscal year 2013 and 2012, respectively. These Shares of Beneficial Interest issuable upon conversion of the Class A and Class B Partnership units were anti-dilutive during both fiscal year 2013 and 2012 and are excluded from the calculation of diluted earnings per share for those years due to the Trust's losses, and accordingly, no reconciliation is provided of basic earnings per share to diluted earnings per share.

ASSETS HELD FOR SALE

The trust considered assets held for sale when management approves and commits to a formal plan to actively market a property or group of properties for sale and a signed sales contract and significant non-refundable deposit or contract break-up fee exists. Upon designation as an asset held for sale, we record the carrying value of each property or group of properties at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and we cease the recognition of depreciation expense. Any gain realized in connection with the sale of a property for which we have significant continued involvement (such as through a long-term management agreement) is deferred and recognized over the initial term of the related agreement. The operations of the properties held for sale prior to the sale date are recorded in discontinued operations unless we will have continuing involvement (such as through a management agreement) after the sale. No assets were deemed held for sale as of January 31, 2013 or 2012.

SEGMENT REPORTING

The Trust views its operations as one operating business segment, a hospitality company that has ownership interest in five hotel properties with an aggregate of 843 suites in Arizona, southern California and New Mexico. The Trust has a concentration of assets in the southwest United States, and the southern Arizona market.

ADVERTISING COSTS

Amounts incurred for advertising costs are expensed as incurred. Advertising expense totaled approximately $559,000 and $749,000 for the years ended January 31, 2013 and 2012, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

For disclosure purposes, fair value is determined by using available market information and appropriate valuation methodologies. Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. The fair value framework specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The fair value hierarchy levels are as follows:

- Level 1 – Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured;

- Level 2 – Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and / or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are level 2 valuation techniques.

- Level 3 – Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect a company's own judgments about the assumptions that market participants would use in pricing an asset or liability.

The Trust has no assets or liabilities that are carried at fair value on a recurring basis and had no fair value re-measurements during the years ended January 31, 2013 and 2012. The Trust's financial instruments utilize level 3 inputs in the determination of fair value and consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, advances to related parties and debt.

Due to their short maturities, cash and cash equivalents, restricted cash, accounts receivable, accounts payable and notes payable to banks are carried at cost, which reasonably approximates fair value. The fair value of mortgage notes payable, notes payable to banks and notes and advances payable to related parties is estimated by using the current rates which would be available for similar loans having the same remaining maturities and are based on level 3 inputs. The carrying value of accounts payable and accrued expenses and other notes payable approximates fair value, due to their short-term nature. See Note 17 – "Fair Value of Financial Instruments."

RECENT ACCOUNTING PRONOUCEMENTS

*In January of 2011, the FASB released NO 2011-01- Receivables (Topic 310) Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No 2010-20.* The amendments in this Update temporarily delay the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011.

*In May of 2011, the FASB released No 2011-04 Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments in ASU 2011-04 clarify the intent of the Financial Accounting Standards Board ("FASB") with regard to the application of existing fair value measurement requirements and change some requirements for measuring or disclosing information about fair value measurements. The provisions of ASU 2011-04 became effective for public companies in the first reporting period beginning after December 15, 2011. The adoption of ASU 2011-04 enhanced the disclosure of the fair value of certain financial assets and liabilities that are not required to be recorded at fair value within our financial statements.

3. SALE OF OWNERSHIP INTERESTS IN ALBUQUERQUE SUBSIDIARY

On July 22, 2010, the Board of Trustees unanimously approved, with Mr. Wirth abstaining, for the Partnership to enter into an agreement with Rare Earth Financial, LLC ("Rare Earth"), an entity that is controlled by Mr. Wirth and his affiliates, to sell additional units in Albuquerque Suite Hospitality, LLC (the "Albuquerque entity"), which owns and operates the Albuquerque, New Mexico hotel property. Under the agreement, Rare Earth agreed to either purchase or bring in other investors to purchase at least 51% of the membership interests in the Albuquerque entity and the parties agreed to restructure the operating agreement of the Albuquerque entity. A total of 400 units were available for sale for $10,000 per unit, with a two-unit minimum subscription. On October 29, 2010, the parties revised the operating agreement.

Under the new operating agreement, Rare Earth became the administrative member of the Albuquerque entity, in charge of the day-to-day management of the company. Additionally, the membership interests in the Albuquerque entity were allocated to three classes with differing cumulative priority distribution rights. Class A units are owned by unrelated third parties and have first priority for distributions, Class B units are owned by the Trust and/or the Partnership and have second priority for distributions, and Class C units are owned by Rare Earth or other affiliates of Mr. Wirth and have the lowest priority for distributions from the Albuquerque entity. Priority distributions are cumulative for five years. After the five years, the Partnership will make distributions per the Partnership agreement at the discretion of the Managing Member. Rare Earth also earned a formation fee equal to $320,000, payable in either cash or units in the Albuquerque entity, which was intended for 32 Class C units in the Albuquerque entity after the sale of at least 160 units. If certain triggering events related to the Albuquerque entity occur prior to the payment of all accumulated distributions to its members, such accumulated distributions will be paid out of any proceeds of the event before general distributions to the members. In the event that the proceeds generated from a triggering event are insufficient to pay the total amount of all such accumulated distributions owed to the members, all Class A members will participate pro rata in the funds available for distribution to them until paid in full, then Class B, and then Class C. After all investors have received their initial capital plus a 7% per annum simple return, any additional profits will be allocated 50% to Rare Earth, with the remaining 50% allocated proportionately to all unit classes. Priority distributions to all Classes are projected to be $280,000 each year for fiscal years 2014 through 2016. The Albuquerque entity is required to use its best efforts to pay the cumulative priority distributions. The Trust does not guarantee and is not otherwise obligated to pay the priority distributions. InnSuites Hotels will continue to provide management, licensing and reservation services to the property.

On July 29, 2010, the Partnership sold approximately 11% of its sole membership interest in the Albuquerque entity for $400,000 to Rare Earth. The price paid reflects the net assets of the Albuquerque entity calculated using the third-party appraisal value for the hotel property and the carrying cost of all other assets and liabilities. Subsequently, Rare Earth received an additional 32 units, or approximately 8%, worth $320,000 as a formation fee resulting in Rare Earth having a total ownership interest of approximately 19% as of January 31, 2011. During the fiscal year ended January 31, 2011, the Partnership sold an additional approximately 47% of its membership interests for $1,754,000 to unrelated third parties and approximately 1% for $20,000 to Mr. Lawrence Pelegrin, who is a member of the Board of Trustees. The transactions were a reduction in the Partnership's controlling interest (see Note 6 -- "Variable Interest Entity"), and therefore no gain or loss was reflected in the statements of operations, and funds received in excess of cost basis were recorded to equity. On January 24, 2012 the Trust purchased 40 units at $10,000 per unit from Rare Earth, or $400,000. On August 28, 2012, the Trust purchased an additional 31.5 units at $10,000 per unit from Rare Earth, or $315,000. On January 31, 2012 the Trust purchased the Partnership's 114 units at $10,000 per unit, or $1,140,000, by reducing the Trust's receivable from the Partnership. As of January 31, 2013, the Partnership does not hold any ownership interest in the Albuquerque entity, the Trust holds a 50.13 % ownership interest, Mr. Wirth and his affiliates hold a 0.13% interest, and other parties hold a 49.75% interest. The Albuquerque entity has minimum preference payments to unrelated unit holders of $139,300, to the Trust of $140,350 and to Rare Earth of $350 per year payable quarterly for calendar years 2013 and 2014.

## 4. SALE OF PARTNERSHIP INTERESTS IN TUCSON HOSPITALITY PROPERTIES SUBSIDIARY

On February 17, 2011, the Trust and Partnership entered into a restructuring agreement with Rare Earth to allow for the sale of non-controlling interest units in Tucson Hospitality Properties, LP (the "Tucson entity"), which operates the Tucson Foothills hotel property and was then wholly-owned by the Partnership. Under the agreement, Rare Earth agreed to either purchase or bring in other investors to purchase up to 250 units, which represents approximately 41% of the outstanding limited partnership units in the Tucson entity, on a post-transaction basis, and the parties agreed to restructure the limited partnership agreement of the Tucson entity. The Board of Trustees approved this restructuring on January 31, 2011.

Under the restructured limited partnership agreement, Rare Earth became a general partner of the Tucson entity along with the Partnership. The limited partnership interests in the Tucson entity were allocated to three classes with differing cumulative priority distribution rights. Class A units are owned by unrelated third parties and have first priority for distributions, Class B units are owned by the Trust and/or the Partnership and have second priority for distributions, and Class C units are owned by Rare Earth or other affiliates of Mr. Wirth and have the lowest priority for distributions from the Tucson entity. Priority distributions are cumulative for five years. After the five years, the Partnership will make distributions per the Partnership agreement at the discretion of the General Partner. Rare Earth also received a formation fee of $320,000, conditioned upon and arising from the sale of the first 160 units in the Tucson entity. If certain triggering events related to the Tucson entity occur prior to the payment of all accumulated distributions to its members, such accumulated distributions will be paid out of any proceeds of the event before general distribution of the proceeds to the members. In the event that funds generated from a triggering event are insufficient to pay the total amount of all such accumulated distributions owed to the members, all Class A members will participate pro rata in the funds available for distribution to them until paid in full, then Class B, and then Class C. After all investors have received their initial capital plus a 7% per annum simple return, any additional profits will be allocated 50% to Rare Earth, with the remaining 50% allocated proportionately to all unit classes. Priority distributions to all Classes are projected to be $452,900 each year for fiscal years 2014 through 2017. The Tucson entity is required to use its best efforts to pay the priority distributions. The Trust does not guarantee and is not otherwise obligated to pay the cumulative priority distributions. InnSuites Hotels will continue to provide management, licensing and reservation services to the property.

At January 31, 2013, the Partnership had sold 259 units to unrelated parties at $10,000 per unit totaling $2,590,000. As of January 31, 2013, the Partnership holds a 56.41% ownership interest in the Tucson entity, the Trust holds a 1.70 % ownership interest, Mr. Wirth and his affiliates hold a 1.86% interest, and other parties hold a 40.03% interest. The Tucson entity has minimum preference payments to unrelated unit holders of $181,300, to the Trust of $7,700, to the Partnership of $255,500 and to Rare Earth of $8,400 per year payable quarterly for calendar years 2013 and 2014.

## 5. SALE OF PARTNERSHIP INTERESTS IN ONTARIO HOSPITALITY PROPERTIES SUBSIDIARY

On February 29, 2012, the Trust and Partnership entered into a restructuring agreement with Rare Earth to allow for the sale of minority interest units in Ontario Hospitality Properties, LP (the "Ontario entity"), which operates the Ontario hotel property and was then wholly-owned by the Partnership. Under the agreement, Rare Earth agreed to either purchase or bring in other investors to purchase up to 250 units, which represents approximately 49% of the outstanding partnership units in the Ontario entity, on a post-transaction basis, and the parties agreed to restructure the limited partnership agreement of the Ontario entity. The Board of Trustees approved this restructuring on February 1, 2012.

Under the restructured limited partnership agreement, Rare Earth became a general partner of the Ontario entity along with the Partnership. The partnership interests in the Ontario entity were allocated to three classes with differing cumulative priority distribution rights. Class A units are owned by unrelated third parties and have first priority for distributions, Class B units are owned by the Trust and/or the Partnership and have second priority for distributions, and Class C units are owned by Rare Earth or other affiliates of Mr. Wirth and have the lowest priority for distributions from the Ontario entity. Priority distributions are cumulative for five years. Rare Earth also received a formation fee of $320,000, conditioned upon and arising from the sale of the first 160 units in the Ontario entity. If certain triggering events related to the Ontario entity occur prior to the payment of all accumulated distributions to its members, such accumulated distributions will be paid out of any proceeds of the event before general distribution of the proceeds to the members. In the event that funds generated from a triggering event are insufficient to pay the total amount of all such accumulated distributions owed to the members, all Class A members will participate pro rata in the funds available for distribution to them until paid in full, then Class B, and then Class C. After all investors have received their initial capital plus a 7% per annum simple return, any additional profits will be allocated 50% to Rare Earth, with the remaining 50% allocated proportionately to all unit classes. Priority distributions to all Classes are projected to be $446,600 for each of the fiscal years 2014 through 2017. The Ontario entity is required to use its best efforts to pay the priority distributions. The Trust does not guarantee and is not otherwise obligated to pay the cumulative priority distributions. InnSuites Hotels will continue to provide management, licensing and reservation services to the property.

At January 31, 2013, the Partnership had sold 233.5 units to unrelated parties at $10,000 per unit totaling $2,335,000. As of January 31, 2013, the Partnership holds a 61.79% ownership interest in the Ontario entity, the Trust holds a 0.05 % ownership interest, Mr. Wirth and his affiliates hold a 1.57% interest, and other parties hold a 36.6% interest. The Ontario entity has minimum preference payments to unrelated unit holders of $163,450, to the Trust of $210, to the Partnership of $275,940 and to Rare Earth of $7,000 per year payable quarterly for calendar years 2013 and 2014.

## 6. VARIABLE INTEREST ENTITY

Management evaluates the Trust's explicit and implicit variable interests to determine if they have any variable interests in variable interest entities ("VIEs"). Variable interests are contractual, ownership, or other pecuniary interests in an entity whose value changes with changes in the fair value of the entity's net assets, exclusive of variable interests. Explicit variable interests are those which directly absorb the variability of a VIE and can include contractual interests such as loans or guarantees as well as equity investments. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing of variability indirectly, such as through related party arrangements or implicit guarantees. The analysis includes consideration of the design of the entity, its organizational structure, including decision making ability over the activities that most significantly impact the VIE's economic performance. GAAP requires a reporting entity to consolidate a VIE when the reporting entity has a variable interest, or combination of variable interest, that provides it with a controlling financial interest in the VIE. The entity that consolidates a VIE is referred to as the primary beneficiary of that VIE.

The Partnership and Trust have determined that the Albuquerque entity is a variable interest entity with the Partnership and Trust as the primary beneficiary for the fiscal year ended January 31, 2012. In its determination, management considered the following qualitative and quantitative factors:

a) The Partnership, Trust and their related parties, which share common ownership and management, have guaranteed material financial obligations of the Albuquerque entity, including its mortgage note payable and distribution obligations, which based on the capital structure of the Albuquerque entity, management believes could potentially be significant.

b) The Partnership, Trust and their related parties have maintained, as a group, a controlling ownership interest in the Albuquerque entity, with the largest ownership belonging to the Partnership.

c) The Partnership, Trust and their related parties have maintained control over the decisions which most impact the financial performance of the Albuquerque entity, including providing the personnel to operate the property on a daily basis.

During the fiscal years ending January 31, 2013 and 2012, neither the Trust nor the Partnership have provided any implicit or explicit financial support for which they were not previously contracted.

During the fiscal year ended January 31, 2013, the Trust repurchased 31.5 units in the Albuquerque entity from Rare Earth for $315,000. Due to this transaction, the Trust's ownership in the Albuquerque entity exceeds 50% and, therefore, the Albuquerque entity has been consolidated as a subsidiary of the Trust in fiscal year 2013.

## 7. PROPERTY, PLANT, AND EQUIPMENT, HOTEL PROPERTIES

As of January 31, property, plant and equipment consisted of the following:

| | 2013 | 2012 |
|---|---|---|
| Land | $ 7,005 | $ 7,005 |
| Building and improvements | 75,662 | 75,662 |
| Furniture, fixtures and equipment | 370,408 | 459,059 |

| | | |
|---|---|---|
| Total property, plant and equipment | 453,075 | 541,726 |
| Less accumulated depreciation | (340,098 ) | (392,349 ) |
| Property, Plant and Equipment, net | $ 112,977 | $ 149,377 |

As of January 31, hotel properties consisted of the following:

| | | |
|---|---|---|
| Furniture, fixtures and equipment | 4,990,808 | 5,337,765 |
| Total hotel properties | 41,824,499 | 42,722,547 |
| Less accumulated depreciation | (17,230,102) | (17,580,799) |
| Hotel Properties in Service, net | 24,594,397 | 25,141,748 |
| Construction in progress | 92,383 | - |
| Hotel properties, net | $ 24,686,780 | $ 25,141,748 |

8. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are carried at historic cost and expect to be consumed within one year. As of January 31, prepaid expenses and other current assets consisted of the following:

| | 2013 | 2012 |
|---|---|---|
| Prepaid Insurance | $ 51,089 | $ 69,908 |
| Tax and Insurance Escrow | 110,422 | 113,709 |
| Other Prepaid Expenses and Current Assets | 106,888 | 58,749 |
| Total Prepaid Expenses and Current Assets | $ 268,399 | $ 242,366 |

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of January 31, accounts payable and accrued liabilities consisted of the following:

| | 2013 | 2012 |
|---|---|---|
| Accounts Payable | $ 757,086 | $ 634,926 |
| Accrued Salaries and Wages | 180,895 | 385,552 |
| Accrued Vacation | 144,552 | 131,036 |
| Sales Tax Payable | 314,605 | 212,813 |
| Income Tax Payable | 25,355 | 27,000 |
| Accrued Interest Payable | 49,579 | 293,511 |
| Advanced Customer Deposits | 181,093 | 122,075 |
| Accrued Property Taxes | 248,012 | 256,997 |
| Accrued Land Lease | 108,437 | 92,840 |
| Accrued Other | 288,883 | 258,013 |
| Total Accounts Payable and Accrued Liabilities | $ 2,298,497 | $ 2,414,763 |

10. MORTGAGE NOTES PAYABLE

At January 31, 2013 and 2012, the Trust had mortgage notes payable outstanding with respect to each of the Hotels. The mortgage notes payable have various repayment terms and have scheduled maturity dates ranging from January 2015 to August 2022. Weighted average interest rates on the mortgage notes payable for the fiscal years ended January 31, 2013 and 2012 were

4.97% and 6.70%, respectively.

The following table summarizes the Trust's mortgage notes payable as of January 31:

| | 2013 | 2012 |
|---|---|---|
| Mortgage note payable, due in monthly installments of $32,419 at an interest rate of 5.0% per year, through August 1, 2022, plus a balloon payment of $4,112,498 in September 2022, secured by the Yuma property with a carrying value of $5.5 million at January 31, 2013. | $ 5,469,475 | $ — |
| Mortgage note payable, due in monthly installments of $48,738, including interest at 8.0% per year, through May 1, 2016, secured by the Tucson Foothills property with a carrying value of $4.2 million at January 31, 2013. | 1,706,278 | 2,135,796 |
| Mortgage note payable, due in monthly installments of $31,701, including interest at 5.0% per year, through January 14, 2015, plus a balloon payment of $5,630,315 in January 2015, secured by the Ontario property with a carrying value of $5.9 million at January 31, 2013. | 6,323,592 | 7,405,289 |
| Mortgage note payable, due in monthly installments of $16,032, including interest at 7.75% per year, through November 1, 2021, secured by the Albuquerque property with a carrying value of $1.3 million at January 31, 2013. At the discretion of the lender, the interest rate can be increased to the market rate, as determined by lender, on November 1, 2014. | 1,227,744 | 1,321,015 |
| Mortgage note payable, due in variable monthly installments ($29,776 as of January 31, 2013) including interest at prime rate (3.25% per year as of January 31, 2013), through January 28, 2015, plus a balloon payment of $4,874,618 in January 2015, secured by the Tucson St. Mary's property with a carrying value of $7.8 million at January 31, 2013. | 5,227,835 | 5,409,156 |
| Mortgage note payable, due in interest only monthly payments of $23,333 at an interest rate of 7.0% per year, through December 30, 2013, plus a balloon payment of $4,023,333 in December 2013, secured by the Yuma property. Satisfied in full in fiscal year 2013. | $ — | $ 4,000,000 |
| Mortgage note payable, due in interest only monthly payments of $6,667 at an interest rate of 8.0% per year, through December 30, 2013, plus a balloon payment of $1,006,667 in December 2013, secured by the Yuma property. Satisfied in full in fiscal year 2013. | — | 1,000,000 |
| Totals | $ 19,954,924 | $ 21,271,256 |

The mortgage notes payable secured by the Albuquerque and Tucson St. Mary's hotel properties are recourse to the Partnership and Trust as full guarantors. The mortgage note payable secured by the Yuma hotel property is recourse to the Trust as a full guarantor. None of the other mortgage notes are recourse to the Partnership or the Trust.

Mr. Wirth has guaranteed 100% of the Tucson St. Mary's mortgage note payable.

The non-recourse mortgage note payable relating to our Ontario, California property, which is secured by the property and the rents, revenues and profits from the property, matured on May 11, 2011 and was modified on February 14, 2012. The lender reduced the principal balance by $500,000 and waived all penalties and accumulated interest in exchange for a $1.0 million pay down of the principal balance by the Trust. The interest rate was lowered from 8.28% to 5.0% reducing the monthly principal and interest payments to $31,700 from $71,100. The note was extended for three years to January 14, 2015. The Trust accounted for the modification as a troubled debt restructuring. Based on the terms of the modified mortgage note payable, the total future cash payments of $7,795,006 consists of $6,905,289 in principal payments and $889,717 interest payments. As such, total future cash payments exceeded the carrying value of the note payable (including accrued interest) of $7,646,030 at the date of restructure by $148,976. As a result, there was no gain or loss recorded during the period. In addition, no adjustment was made to the carrying value of the note at the date of restructure. Instead this requires the Trust to recognize interest expense using an effective interest rate on the debt after the restructuring, which results in $148,976 of interest expense being recognized over the remainder of the term.

On August 24, 2012, we refinanced our mortgage notes payable secured by the Yuma, Arizona property with a new $5.5 million note payable, which bears interest at 5.0% per year. The note is due in monthly installments of $32,419, an increase of $2,419 from the previous monthly interest-only installments of $30,000. The proceeds of the mortgage refinancing were used for working capital purposes.

See Note 13 – "Minimum Debt Payments" for scheduled minimum payments.

## 11. NOTES PAYABLE TO BANKS

As of January 31, 2013, the Trust has a revolving bank line of credit agreement, with a credit limit of $600,000. The line of credit bears interest at the prime rate plus 1.0% per annum with a 6.0% floor, has no financial covenants and matures on June 23, 2013. The line is secured by a junior security interest in the Yuma, Arizona property and the Trust's trade receivables. Mr. Wirth is a guarantor on the line of credit. The Trust had $450,000 drawn on this line of credit as of January 31, 2013.

## 12. OTHER NOTES PAYABLE

As of January 31, 2013, the Trust had $348,696 in secured promissory notes outstanding to unrelated third parties arising from the repurchase of 145,564 Class A Partnership units and the repurchase of 384,727 Shares of Beneficial Interest in privately negotiated transactions. These promissory notes bear interest at 7% per year and are due in varying monthly payments through July 2016. The repurchased Class A Partnership units and Shares of Beneficial Interest secure the notes. As of January 31, 2012, the Trust had $550,652 in secured promissory notes outstanding to unrelated third parties arising from the repurchase of 174,844 Class A Partnership units and the repurchase of 439,431 Shares of Beneficial Interest in privately negotiated transactions. In addition, the Trust has a Note Payable of $3,560 secured by a passenger van.

## 13. MINIMUM DEBT PAYMENTS

Scheduled minimum payments of debt as of January 31, 2013 are as follows in the respective fiscal years indicated:

| FISCAL YEAR | MORTGAGES | OTHER NOTES PAYABLE | NOTES PAYABLE TO BANK | TOTAL |
|---|---|---|---|---|
| 2014 | $ 1,208,365 | $ 189,799 | $ 450,000 | $ 1,848,164 |
| 2015 | 6,106,484 | 74,237 | — | 6,180,721 |
| 2016 | 6,439,738 | 55,090 | — | 6,494,828 |
| 2017 | 451,232 | 33,130 | — | 484,362 |
| 2018 | 277,300 | — | — | 277,300 |
| Thereafter | 5,471,805 | — | — | 5,471,805 |
| | $ 19,954,924 | $ 352,256 | $ 450,000 | $ 20,757,180 |

## 14. DESCRIPTION OF CAPITAL STOCK

Holders of the Trust's Shares of Beneficial Interest are entitled to receive dividends when and if declared by the Board of Trustees of the Trust out of funds legally available therefore. The holders of Shares of Beneficial Interest, upon any liquidation, dissolution or winding-down of the Trust, are entitled to share ratably in any assets remaining after payment in full of all liabilities of the Trust. The Shares of Beneficial Interest possess ordinary voting rights, each share entitling the holder thereof to one vote. Holders of Shares of Beneficial Interest do not have cumulative voting rights in the election of Trustees and do not have preemptive rights.

On January 2, 2001, the Board of Trustees approved a share repurchase program under Rule 10b-18 of the Securities Exchange Act of 1934, as amended, for the purchase of up to 250,000 Partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. On September 10, 2002, August 18, 2005 and September 10, 2007, the Board of Trustees approved the purchase of up to 350,000 additional Partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Additionally, on January 5, 2009, September 15, 2009 and January 31, 2010, the Board of Trustees approved the purchase of up to 300,000, 250,000 and 350,000, respectively, additional Partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Acquired Shares of Beneficial Interest will be held in treasury and will be available for future acquisitions and financings and/or for awards granted under the InnSuites Hospitality Trust 1997 Stock Incentive and Option Plan. The Trust intends to continue repurchasing Shares of Beneficial Interest in compliance with applicable legal and NYSE MKT requirements. As of January 31, 2013, the Trust remains authorized to repurchase an additional 278,820 Partnership units and/or Shares of Beneficial Interest pursuant to the share repurchase program, which has no expiration date.

For the years ended January 31, 2013 and 2012, the Trust repurchased 85,131 and 140,455 Shares of Beneficial Interest at an average price of $2.29 and $2.04 per share, respectively. Repurchased Shares of Beneficial Interest are accounted for as treasury stock in the Trust's Consolidated Statements of Shareholders' Equity.

## 15. FEDERAL INCOME TAXES

The Trust and subsidiaries have income tax net operating loss carry forwards of approximately $12.7 million at January 31, 2013. The Trust periodically has ownership changes within the meaning of Internal Revenue Code Section 382. However, the Trust determined that such ownership changes would not have a material impact on the future use of the net operating losses.

The Trust and subsidiaries have federal and state net operating loss carry forwards of approximately $12.6 million and $4.1 million respectively, having expiration dates ranging from fiscal 2013 to 2033.

| Total and net deferred income tax assets at January 31, | 2013 | 2012 |
|---|---|---|
| Net operating loss carryforwards | $ 4,622,000 | $ 4,855,000 |
| Bad debt allowance | (17,000) | (11,000) |
| Accrued expenses | 1,496,000 | 1,018,000 |
| Prepaid insurance | 13,000 | 13,000 |
| Alternative minimum tax credit | 61,000 | 61,000 |
| Total deferred income tax assets | 6,175,000 | 5,925,000 |
| Deferred income tax liability associated with book/tax differences in hotel properties | (2,263,000) | (2,731,000) |
| Net deferred income tax asset | 3,912,000 | 3,194,000 |
| Valuation allowance | (3,912,000) | (3,194,000) |
| Net deferred income tax asset | $ - | $ - |

| Income taxes for the year ended January 31, | 2013 | 2012 |
|---|---|---|
| Current income tax provision (benefit) | $ - | $ - |
| Deferred income tax benefit (provision) | - | - |
| Net income tax provision (benefit) | $ - | $ - |

The differences between the statutory and effective tax rates are as follows for the year ended January 31, 2013:

| | | |
|---|---|---|
| Federal statutory rates | $ (406,000) | (34%) |
| State income taxes | (88,000) | (7%) |
| Change in valuation allowance | 718,000 | 60% |
| True-ups to prior year return | (237,000) | (20%) |
| Other | 13,000 | 1% |
| Effective rate | $ 0 | 0% |

The differences between the statutory and effective tax rates are as follows for the year ended January 31, 2012:

| | | |
|---|---|---|
| Federal statutory rates | $ (428,000) | (34%) |
| State income taxes | (89,000) | (7%) |
| Change in valuation allowance | 1,137,,000 | 90% |
| True-ups to prior year return | (620,000) | (49%) |

| | | | |
|---|---|---|---|
| Other | | 0 | 0 % |
| Effective rate | $ | 0 | 0 % |

The valuation allowance increased by approximately $718,000 and $1,137,000 in the years ended January 31, 2013 and 2012, respectively, primarily due to a reduction in deferred tax liabilities associated with hotel properties due to timing differences in depreciation recognition.

The Trust's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Trust had no accrued interest or penalties at January 31, 2013 and 2012.

16. OTHER RELATED PARTY TRANSACTIONS

The Partnership is responsible for all operating expenses incurred by the Trust in accordance with the Partnership Agreement.

As of January 31, 2013 and 2012, Mr. Wirth and his affiliates held 3,407,938 Class B Partnership units, which represented 25.8% of the total outstanding Partnership units. As of January 31, 2013 and 2012, Mr. Wirth and his affiliates held 5,573,624 Shares of Beneficial Interest in the Trust, which represented 66.6% and 66.0%, respectively, of the total issued and outstanding Shares of Beneficial Interest.

As of January 31, 2013 and 2012, the Trust owned 72.04% and 71.98% of the Partnership. As of January 31, 2013, the Partnership owned 100% of one InnSuites® hotels located in Tucson, Arizona and together with the Trust owned a 58.11% interest in another InnSuites® hotel located in Tucson, Arizona and a 61.84% interest in a InnSuites® hotel located in Ontario, California. The Trust owns and operates the Yuma, Arizona hotel property directly, which it acquired from the Partnership on January 31, 2005, and owns a direct 50.13% interest in one InnSuites® hotel located in Albuquerque, New Mexico.

The Trust directly manages the Hotels through the Trust's wholly-owned subsidiary, InnSuites Hotels. Under the management agreements, InnSuites Hotels manages the daily operations of the Hotels and the three hotels owned by affiliates of Mr. Wirth. Prior to February 1, 2012, InnSuites Hotels provided the personnel for the Hotels and the three hotels owned by affiliates of Mr. Wirth, the expenses of which were reimbursed at cost. This practice was ceased in fiscal year 2013. Revenues and reimbursements among the Trust, InnSuites Hotels and the Partnership have been eliminated in consolidation. The management fees for the Hotels are set at 2.5% of room revenue and a monthly accounting fee of $2,000 per hotel. The management fees for the three hotels owned by affiliates of Mr. Wirth were set at 2.5% of room revenue and an annual accounting fee of $27,000, payable $1,000 per month with an additional payment of $15,000 due at year-end for annual accounting closing activities. These agreements have no expiration date and may be cancelled by either party with 90-days written notice or 30-days written notice in the event the property changes ownership.

The Trust also provides the use of the "InnSuites" trademark to the Hotels and the three hotels owned by affiliates of Mr. Wirth through the Trust's wholly-owned subsidiary, InnSuites Hotels. All such fees among InnSuites Hotels, the Trust and the Partnership have been eliminated in consolidation. From February 1, 2011 through December 31, 2011, InnSuites Hotels received a 1.25% of room revenue from the three hotels owned by affiliates of Mr. Wirth in exchange for the use of the "InnSuites" trademark. From January 1, 2012 through December 31, 2012, the fees were equal to $10 per month per room for the first 100 rooms, and $2 per month per room for the number of rooms exceeding 100. As of January 1, 2013, these fees were discontinued.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

For footnote disclosure purposes, the fair value of notes payable and long-term debt was estimated based on the borrowing rates currently available to the Trust for bank loans with similar terms and maturities.

The following table presents the estimated fair values of the Trust's debt instruments not recognized in the accompanying consolidated balance sheets at January 31:

| | **2013** | | **2012** | |
|---|---|---|---|---|
| | **CARRYING AMOUNT** | **FAIR VALUE** | **CARRYING AMOUNT** | **FAIR VALUE** |
| Mortgage notes payable | $ 19,954,924 | $ 18,390,891 | $ 21,271,256 | $ 20,593,950 |
| Notes payable to banks | $ 450,00 | $ 450,00 | $ — | $ — |

| | | | | |
|---|---|---|---|---|
| | 0 | 0 | | |
| Other notes payable | $ 352,25<br>6 | $ 354,30<br>8 | $ 550,652 | $ 542,82<br>4 |

18. SUPPLEMENTAL CASH FLOW DISCLOSURES

| | 2013 | 2012 |
|---|---|---|
| Cash paid for interest | $ 961,709 | $ 1,527,50<br>7 |
| Promissory notes issued by the Trust to acquire Class A Partnership units | $ 15,500 | $ 129,656 |
| Promissory notes issued by the Trust to acquire Shares of Beneficial Interest | $ 8,000 | $ 125,017 |

19. COMMITMENTS AND CONTINGENCIES

The Tucson Foothills and the Albuquerque Hotels are subject to non-cancelable ground leases expiring in 2050 and 2033. Total expense associated with the non-cancelable ground leases for the fiscal years ended January 31, 2013 and 2012 was $210,501 and $204,206, respectively, plus a variable component based on gross revenues of each property that totaled approximately $73,000 and $68,000, respectively.

During 2010, the Trust entered into a five-year office lease for its corporate headquarters. The Trust recorded $30,718 and $29,611 of general and administrative expense related to the lease during fiscal year 2013 and 2012, respectively. The lease included a base rent charge of $24,000 for the first lease year with annual increases to a final year base rent of $39,600. The Trust has the option to cancel the lease after each lease year for penalties of four months rent after the first year with the penalty decreasing by one month's rent each successive lease year. It is the Trust's intention to remain in the office for the duration of the five-year lease period.

Future minimum lease payments under these non-cancelable ground leases and office lease are as follows:

| **Fiscal Year Ending** | |
|---|---|
| 2014 | $ 253,321 |
| 2015 | 233,721 |
| 2016 | 212,121 |
| 2017 | 212,121 |
| 2018 | 212,121 |
| Thereafter | 5,014,895 |
| Total | $ 6,138,30<br>0 |

The Trust is obligated under loan agreements relating to three of its hotels to deposit 4% of the individual hotel's room revenue into an escrow account to be used for capital expenditures. The escrow funds applicable to the four hotel properties for which a mortgage lender escrow exists are reported on the Trust's Consolidated Balance Sheet as "Restricted Cash."

InnSuites Hotels has entered into membership agreements with Best Western International, Inc. for four of the hotel properties. These agreements provide for fees to be paid by the Hotels based on revenue and reservations received, and contain no minimum payment provisions. Under these arrangements, fees paid for membership fees and reservations were approximately $102,000 and $77,000 for fiscal years 2012 and 2013, respectively.

The nature of the operations of the Hotels exposes them to risks of claims and litigation in the normal course of their business. Although the outcome of these matters cannot be determined, management does not expect that the ultimate resolution of these matters will have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Trust.

The Trust is involved from time to time in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Trust's consolidated financial position, results of operations or liquidity.

On January 8, 2013, the Trust received a letter from the NYSE MKT LLC (f/k/a AMEX) (the "NYSE MKT") informing the Trust that the staff of the NYSE MKT's Corporate Compliance Department has determined that the Trust is not in compliance with Section 1003(a)(ii) of the NYSE MKT Company Guide due to the Trust having stockholders' equity of less than $4.0 million and losses from continuing operations in three of its four most recent fiscal years.

The Trust was afforded the opportunity to submit a plan of compliance to the NYSE MKT and submitted its plan on February 5, 2013. On March 21, 2013, the NYSE MKT notified the Trust that it accepted the Trust's plan of compliance and granted the Trust an extension until April 30, 2014 to regain compliance with the continued listing standards. The Trust will be subject to periodic review by the NYSE MKT's staff during this extension period. Failure to make progress consistent with the plan or to regain compliance with continued listing standards by the end of the extension period could result in the Trust being delisted from the NYSE MKT.

20. SHARE-BASED PAYMENTS

During fiscal year 1999, the shareholders of the Trust adopted the 1997 Stock Incentive and Option Plan (the "Plan"). Pursuant to the Plan, the Compensation Committee may grant options to the Trustees, officers, other key employees, consultants, advisors and similar employees of the Trust and certain of its subsidiaries and affiliates. The number of options that may be granted in a year is limited to 10% of the total Shares of Beneficial Interest and Partnership units in the Partnership (Class A and Class B) outstanding as of the first day of such year.

Generally, granted options expire 10 years from the date of grant, are exercisable during the optionee's lifetime only by the recipient and are non-transferable. Unexercised options held by employees of the Trust generally terminate on the date the individual ceases to be an employee of the Trust.

There were no options granted in fiscal year 2013 or 2012, and no options outstanding as of January 31, 2013 and 2012. The Plan currently has 1,000,000 options available to grant. The Plan also permits the Trust to award stock appreciation rights, none of which, as of January 31, 2013, have been issued.

See Note 2 – "Summary of Significant Accounting Policies" for information related to grants of restricted shares.

# INNSUITES HOSPITALITY TRUST AND SUBSIDIARY
# REAL ESTATE AND ACCUMULATED DEPRECIATION
# AS OF JANUARY 31, 2013

| | | Initial Cost to Tenant | | Cost Capitalized Subsequent to Acquisition | | Gross Amounts at Which Carried at Close of Period | |
|---|---|---|---|---|---|---|---|
| Properties | Encumbrances | Land | Building and Improvements | Land | Building and Improvements | Land | Building and Improvements |
| InnSuites Hotels and Suites Tucson, Catalina Foothills Best Western Tucson, Arizona | $ 1,706,278 | $ - | $ 4,220,820 | $ - | $ 2,299,332 | $ - | $ 6,520,152 |
| InnSuites Hotels and Suites Yuma Yuma, Arizona | 5,469,475 | 251,649 | 4,983,292 | 53,366 | 2,544,040 | 305,015 | 7,527,332 |
| Best Western Airport Ontario Hotel and Suites Ontario, California | 6,323,592 | 1,633,064 | 5,450,872 | - | 1,577,883 | 1,633,064 | 7,028,755 |
| InnSuites Hotels and Suites Tucson St. Mary's Tucson, Arizona | 5,227,835 | 900,000 | 9,166,549 | (20,564) | 1,643,590 | 879,436 | 10,810,139 |
| InnSuites Hotels and Suites Albuquerque Airport Best Western Albuquerque, New Mexico | 1,227,744 | - | 1,903,970 | - | 225,828 | - | 2,129,798 |
| InnSuites Hospitality Trust Phoenix, Arizona | - | 7,005 | 75,662 | - | - | 7,005 | 75,662 |
| | $ 19,954,924 | $ 2,791,718 | $ 25,801,165 | $ 32,802 | $ 8,290,673 | $ 2,824,520 | $ 34,091,838 |

| | Gross Land and Building | Accumulated Depreciation | Net Book Value Land and Buildings and Improvements | Date of Construction | Date of Acquisition | Depreciation in Income Statement is Computed |
|---|---|---|---|---|---|---|
| InnSuites Hotels and Suites Tucson, Catalina Foothills Best Western Tucson, Arizona | $ 6,520,152 | $ 2,609,344 | $ 3,910,808 | 1981 | 1998 | 5-40 years |
| InnSuites Hotels and Suites Yuma Yuma, Arizona | 7,832,347 | 2,846,333 | 4,986,014 | 1982 | 1998 | 5-40 years |
| Best Western Airport Ontario Hotel and Suites Ontario, California | 8,661,819 | 3,108,508 | 5,555,311 | 1990 | 1998 | 5-40 years |
| InnSuites Hotels and Suites Tucson St. Mary's Tucson, Arizona | 11,689,575 | 4,390,892 | 7,298,683 | 1960 | 1998 | 5-40 years |
| InnSuites Hotels and Suites Albuquerque Airport Best Western Albuquerque, New Mexico | 2,129,798 | 961,488 | 1,168,310 | 1975 | 2000 | 5-40 years |
| InnSuites Hospitality Trust Phoenix, Arizona | 82,667 | 20,062 | 62,605 | 2004 | 2004 | 33 years |
| | $ 36,916,358 | $ 13,936,627 | $ 22,981,731 | | | |

(A) Aggregate cost for federal income tax purposes at January 31, are as follows:

| | 2013 | 2012 |
|---|---|---|
| Land | $ 1,856,788 | $ 1,856,788 |
| Buildings and improvements | 18,863,378 | 19,414,468 |
| | $ 20,720,166 | $ 21,271,256 |

Reconciliation of Real Estate:

| | |
|---|---|
| Balance at January 31, 2011 | $ 37,199,045 |
| Improvement to Hotel Properties | 301,629 |
| Disposal of Property Improvements | (33,226 ) |
| Balance at January 31, 2012 | $ 37,467,448 |
| Improvement to Hotel Properties | 447,289 |
| Disposal of Property Improvements | (998,379 ) |
| Balance at January 31, 2013 | $ 36,916,358 |

SCHEDULE IV

## MORTGAGE LOANS ON REAL ESTATE

| Description | Interest Rate | Maturity Date | Periodic Payment Term | Face Amount of Mortgages | 1/31/13 Carrying Amount |
|---|---|---|---|---|---|
| Mortgage Note Secured by Albuquerque, NM property | 7.75 % | 11/1/2021 | 144 monthly installments | $ 1,500,000 | $ 1,227,744 |
| Mortgage Note Secured by Ontario, CA property | 5.00 % | 1/11/2015 | 35 monthly installments, with balloon payment of $5,630,315 due at maturity | 9,000,000 | 6,323,592 |
| Mortgage Note Secured by Yuma, AZ property | 5.00 % | 9/01/2022 | 119 monthly installments, with balloon payment of $4,112,498 at maturity | 5,500,000 | 5,469,475 |
| Mortgage Note Secured by Tucson St. Mary's, AZ property | Prime rate | 1/28/2015 | 83 monthly installments, with balloon payment of $4,874,618 due at maturity | 6,050,000 | 5,227,835 |
| Mortgage Note Secured by Tucson Oracle, AZ property | 8.00 % | 5/1/2016 | 180 monthly installments | 5,100,000 | 1,706,278 |
| | | | | $ 27,150,000 | $ 19,954,924 |

## MORTGAGE NOTE RECONCILIATION

| | |
|---|---|
| Balance at January 31, 2011 | $ 22,080,716 |
| Deductions during period: | |
| Principal payments | (809,460 ) |
| Balance at January 31, 2012 | 21,271,256 |
| Additions during period: | |
| Proceeds from refinancing | 500,000 |
| Accrued interest reclassified to note payable | 240,700 |
| Deductions during period: | |
| Principal payments | (2,057,032 ) |

| | |
|---|---|
| Balance at January 31, 2013 | $ 19,954,9<br>24 |

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

**Evaluation of Disclosure Controls and Procedures**

As of the end of the period covered by this report, we conducted an evaluation under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of January 31, 2013.

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

**Management's Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15 (f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of January 31, 2013.. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control — Integrated Framework.

Based on our assessment using those COSO criteria, our management concluded that at January 31, 2013 the Trust's internal control over financial reporting were effective.

**Changes in Internal Control over Financial Reporting**

During the fourth quarter of fiscal year 2013, our management finished the implementation of a new property management program at each of our properties. We implemented an industry proven new software program based on a commonly used technology implementation plan. By implementing this property management program, the specific automated journal entries related to the prior material weakness were no longer in place. For fiscal year 2013, based on the evaluation, management concluded that our disclosure controls and procedures were effective as of January 31, 2013. Management believes that our consolidated financial statements included in this Annual Report on Form 10-K for the fiscal year ended January 31, 2013 fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented.

Except as described above, there were no changes in our internal control over financial reporting during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. OTHER INFORMATION

None.

## PART III

### Item 10. TRUSTEES, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10 as to our Trustees and Executive Officers is incorporated herein by reference to the information set forth under the caption "Election of Trustees" in our definitive proxy statement for our 2013 Annual Meeting of Shareholders to be held on July 25, 2013 (the "Proxy Statement"), which is expected to be filed with the SEC pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, within 120 days after the end of our fiscal year.

The information regarding the Audit Committee of our Board of Trustees and the information regarding the "audit committee financial expert" are incorporated herein by reference to the information set forth under the caption "Board Committees—Audit Committee" in the Proxy Statement.

Information required by Item 405 of Regulation S-K is incorporated herein by reference to the information set forth under the caption "Certain Information Concerning the Trust—Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

**Code of Ethics for Senior Financial Officers**

We have adopted a Code of Ethics that applies to our Chief Executive Officer and Chief Financial Officer and persons performing similar functions. We have posted our Code of Ethics on our website at www.innsuitestrust.com. We intend to satisfy all SEC and NYSE MKT disclosure requirements regarding any amendment to, or waiver of, the Code of Ethics relating to our Chief Executive Officer and Chief Financial Officer and persons performing similar functions, by posting such information on our website unless the NYSE MKT requires a Form 8-K. In addition, we have adopted a Code of Conduct and Ethics that applies to all of our employees, officers and Trustees. It is also available on our website at www.innsuitestrust.com.

### Item 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference to the information set forth under the caption "Compensation of Trustees and Executive Officers" in the Proxy Statement.

### Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item 12 is incorporated herein by reference to the information set forth under the caption "Certain Information Concerning the Trust—Ownership of Shares" in the Proxy Statement.

The following table provides information about our equity compensation plans (other than qualified employee benefits plans and plans available to shareholders on a pro rata basis) as of January 31, 2013:

**Equity Compensation Plan Information**

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 0 | $ N/A | 1,000,000 (1) |

| | | | |
|---|---|---|---|
| Equity compensation plans not approved by security holders | None | None | None |

(1) We have 1,000,000 options available for future grants under our 1997 Stock Incentive and Option Plan.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND TRUSTEE INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference to the information set forth under the captions "Certain Transactions," "Election of Trustees" and "Board Committees" in the Proxy Statement.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated by reference to the information set forth under the caption "Certain Information Concerning the Trust—Audit Fees & Services" in the Proxy Statement.

## PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) and (2) Financial Statements and Schedules

Financial Statements/Schedules of InnSuites Hospitality Trust (a)(3) Exhibit List

| Exhibit No. | Exhibit |
|---|---|
| 3.1 | Second Amended and Restated Declaration of Trust of InnSuites Hospitality Trust dated June 16, 1998, as further amended on July 12, 1999 (incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005 filed with the Securities and Exchange Commission on May 16, 2005). |
| 10.1 | First Amended and Restated Agreement of Limited Partnership of RRF Limited Partnership dated January 31, 1998 (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form S-2, filed with the Securities and Exchange Commission on September 8, 1998). |
| 10.2* | Form of Indemnification Agreement between InnSuites Hospitality Trust and each Trustee and executive officer (incorporated by reference to Exhibit 10.3 of the Registrant's Annual Report on Form 10-K/A for the fiscal year ended January 31, 2006 filed with the Securities and Exchange Commission on May 12, 2006). |
| 10.3* | InnSuites Hospitality Trust 1997 Stock Incentive and Option Plan (incorporated by reference to Exhibit 4(a) of the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 19, 2000). |
| 10.4 | Line of Credit Agreement, dated August 1, 2010, by and between RRF Limited Partnership and Rare Earth Financial, LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2010 filed with the Securities and Exchange Commission on September 3, 2010). |
| 10.5 | Revolving Bank Line of Credit Promissory Note, dated November 23, 2010, executed by InnSuites Hospitality Trust, Yuma Hospitality Properties Limited Partnership and RRF Limited Partnership, as Borrowers, in favor of RepublicBankAZ, N.A., as Lender (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2010 filed with the Securities and Exchange Commission on December 9, 2010). |
| 10.6 | Revolving Bank Line of Credit Business Loan Agreement, dated November 23, 2010, by and among InnSuites Hospitality Trust, Yuma Hospitality Properties Limited Partnership and RRF Limited Partnership, as Borrowers, and RepublicBankAZ, N.A., as Lender (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2010 filed with the Securities and Exchange Commission on December 9, 2010). |
| 10.7 | Change in Terms Agreement for Bank Line of Credit, dated May 12, 2011, executed by InnSuites Hospitality Trust, Yuma Hospitality Properties Limited Partnership and RRF Limited Partnership, as Borrowers, and James F. Wirth, as Guarantor, in favor of RepublicBankAZ N.A., as Lender (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2011 filed with the Securities and Exchange Commission on June 3, 2011). |
| 10.8 | Change in Terms Agreement for Bank Line of Credit, dated May 25, 2012, executed by InnSuites Hospitality Trust, Yuma Hospitality Properties Limited Partnership and RRF Limited Partnership, as Borrowers, and James F. Wirth, as Guarantor, in favor of RepublicBankAZ, N.A., as Lender (incorporated by reference to Exhibit 10.11 of the Registrant's Annual Report on Form 10-K/A for the fiscal year ended January 31, 2012 filed with the Securities and Exchange Commission on May 30, 2012). |
| 10.9 | Change in Terms Agreement for Bank Line of Credit, dated June 22, 2012, executed by InnSuites Hospitality Trust, Yuma Hospitality Properties Limited Partnership and RRF Limited Partnership, as Borrowers, and James F. Wirth, as Guarantor, in favor of RepublicBankAZ, N.A., as Lender (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed with the Securities and Exchange Commission on June 25, 2012). |
| 10.10 | Addendum, dated August 27, 2012, to Business Loan Agreement, dated November 23, 2010, by and among InnSuites Hospitality Trust, Yuma Hospitality Properties Limited Partnership and RRF Limited Partnership, as Borrowers, and RepublicBankAZ, N.A., as Lender (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2012 filed with the Securities and Exchange Commission on September 14, 2012). |
| 10.11 | Change in Terms Agreement for Bank Line of Credit, dated September 14, 2012, executed by InnSuites Hospitality |

| | |
|---|---|
| | Trust, Yuma Hospitality Properties Limited Partnership and RRF Limited Partnership, as Borrowers, and James F. Wirth, as Guarantor, in favor of RepublicBankAZ, N.A., as Lender (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2012 filed with the Securities and Exchange Commission on December 17, 2012). |
| 10.12 | Business Loan Agreement, dated as of August 24, 2012, by and among Yuma Hospitality Properties Limited Partnership, as Borrower, and 1st Bank Yuma, as Lender, guaranteed by InnSuites Hospitality Trust (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2012 filed with the Securities and Exchange Commission on December 17, 2012). |
| 10.13 | Promissory Note, dated as of August 24, 2012, issued by Yuma Hospitality Properties Limited Partnership, as Borrower, in favor of 1st Bank Yuma, as Lender, executed by Yuma Hospitality Properties Limited Partnership and InnSuites Hospitality Trust (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2012 filed with the Securities and Exchange Commission on December 17, 2012). |
| 10.14 | Albuquerque Suite Hospitality, LLC Restructuring Agreement, dated August 30, 2010, by and among RRF Limited Partnership, Rare Earth Financial, LLC, InnSuites Hospitality Trust, James F. Wirth, and Albuquerque Suite Hospitality, LLC (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2010 filed with the Securities and Exchange Commission on September 3, 2010). |
| 10.15 | Tucson Hospitality Properties LP Restructuring Agreement, dated February 17, 2011, by and among Rare Earth Financial, LLC, RRF Limited Partnership, InnSuites Hospitality Trust, Tucson Hospitality Properties LP, and James F. Wirth (incorporated by reference to Exhibit 10.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2011 filed with the Securities and Exchange Commission on April 29, 2011). |
| 10.16 | Ontario Hospitality Properties LP Restructuring Agreement, dated February 29, 2012, by and among Rare Earth Financial, LLC, RRF Limited Partnership, InnSuites Hospitality Trust, Ontario Hospitality Properties LP, and James F. Wirth (incorporated by reference to Exhibit 10.10 of the Registrant's Annual report on Form 10-K for the fiscal year ended January 31, 2012 filed with the Securities and Exchange Commission on April 30, 2012). |
| 10.17* | Employment Offer Letter from InnSuites Hospitality Trust to Adam B. Remis (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed with the Securities and Exchange Commission on March 18, 2013). |
| 21 | Subsidiaries of the Registrant. |
| 31.1 | Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification of Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Certification of Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101 | XBRL Exhibits: ** |
| 101.INS | XBRL Instance Document** |
| 101.SCH | XBRL Schema Document** |
| 101.CAL | XBRL Calculation Linkbase Document** |
| 101.LAB | XBRL Labels Linkbase Document** |
| 101.PRE | XBRL Presentation Linkbase Document** |
| 101.DEF | XBRL Definition Linkbase Document** |

* Management contract or compensatory plan or arrangement.

** In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be part of any registration or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of Securities Exchange Act of 1934, as amended, the Trust has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNSUITES HOSPITALITY TRUST

| | | |
|---|---|---|
| Dated: April 30, 2013 | By: | /s/ James F. Wirth<br>James F. Wirth, Chairman and<br>Chief Executive Officer<br>(Principal Executive Officer) |
| Dated: April 30, 2013 | By: | /s/ Adam B. Remis<br>Adam B. Remis, Chief Financial Officer<br>(Principal Financial and Accounting Officer) |

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Trust and in the capacities and on the dates indicated.

| | | |
|---|---|---|
| Dated: April 30, 2013 | By: | /s/ James F. Wirth<br>James F. Wirth, Chairman and<br>Chief Executive Officer<br>(Principal Executive Officer) |
| Dated: April 30, 2013 | By: | /s/ Adam B. Remis<br>Adam B. Remis, Chief Financial Officer<br>(Principal Financial and Accounting Officer) |
| Dated: April 30, 2013 | By: | /s/ Marc E. Berg<br>Marc E. Berg, Trustee |
| Dated: April 30, 2013 | By: | /s/ Steven S. Robson<br>Steven S. Robson, Trustee |
| Dated: April 30, 2013 | By: | /s/ Les Kutasi<br>Les Kutasi, Trustee |
| Dated: April 30, 2013 | By: | /s/ Larry Pelegrin<br>Larry Pelegrin, Trustee |

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[THIS PAGE INTENTIONALLY LEFT BLANK.]

# Investor Information

**Corporate Offices:**
InnSuites Hospitality Trust
1625 E. Northern Ave #105
Phoenix, AZ 85020
Phone: (602) 944-1500
Fax: (602) 678-0281

**Trust Officers:**
James Wirth: CEO
Pamela Barnhill, President
Marc Berg: Executive VP, Secretary
Adam Remis: CFO

**Board of Trustees:**
James Wirth: Chairman
Marc Berg
Steve Robson
Leslie Kutasi
Larry Pelegrin

**Committees of the Board of Trustees:**
**Audit Committee:**
Larry Pelegrin: Chairman
Leslie Kutasi
Steve Robson

**Governance & Nominating Committee:**
Leslie Kutasi: Chairman
Steve Robson
Larry Pelegrin

**Compensation Committee:**
Steve Robson: Chairman
Leslie Kutasi
Larry Pelegrin

**Shareholder Information:**
**Investor Relations:**
Marc Berg
Phone: (602) 944-1500
Fax: (602) 678-0281
www.innsuitestrust.com

**Listed Securities:**
NYSE MKT
Symbol: IHT
Cusip #457919108

**Transfer Agent:**
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
Toll Free (800) 368-5948
Fax. (908) 497-2310

**General Counsel:**
Thompson Hine LLP
3900 Key Center
Cleveland, OH 44114
Phone (216) 566-5500
Fax. (216) 566-5800

**Hotel Information & Information:**
Toll Free (888) INNSUITES
Or (800) 842-4242
**www.innsuites.com**

**InnSuites Hotels, Inc. (Wholly Owned);**
James Wirth: CEO
Adam Remis: CFO

**Independent Accountants:**
Semple, Marchal & Cooper, LLP
2700 N. Central Ave
Suite 900
Phoenix, AZ 85004

| Stock Information: | Closing Prices | |
|---|---|---|
| **Fiscal Year 2013** | **High** | **Low** |
| First Quarter | 2.41 | 2.00 |
| Second Quarter | 2.35 | 1.93 |
| Third Quarter | 2.35 | 1.98 |
| Fourth Quarter | 2.20 | 1.53 |
| **Fiscal Year 2012** | **High** | **Low** |
| First Quarter | 2.44 | 1.21 |
| Second Quarter | 2.06 | 1.53 |
| Third Quarter | 2.42 | 1.69 |
| Fourth Quarter | 2.28 | 2.02 |
| **Fiscal Year 2011** | **High** | **Low** |
| First Quarter | 1.45 | 1.12 |
| Second Quarter | 1.55 | 1.21 |
| Third Quarter | 1.52 | 1.06 |
| Fourth Quarter | 1.55 | 1.10 |


InnSuites
Hospitality Trust




IBC
Hotels

InnSuites
HOTELS & SUITES

## Affiliation Advantage

- Web Based Booking Solution, pay only 10%
- Return on Investment (ROI)
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## Complimentary Extras

- Hot and Healthy Breakfast Buffet
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## InnSuites Amenities

- Large Work Desk with adjustable Office Chair
- Flat Screen TV's, iPod Docks
- Refrigerator, Coffee Maker and Microwave
- Comfortable Cloud 9 Pillow Top Beds
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IBCHOTELS.COM / INNSUITES.COM / /INNSUITESHOTELS


FREE WiFi

# NYSE:MKT:IHT

## INNSUITESTRUST.COM

1625 E Northern Ave Suite 105 | Phoenix, AZ 85020 | P 602.944.1500